PaperlinX

PaperlinX Limited
ACN 005 146 350
307 Ferntree Gully Road, Mt Waverley
Victoria 3149 Australia
Tel: +61 3 8540 2264
Fax: +61 3 8540 2291

04045003

16 September, 2004

Securities and Exchange Commission,
Division of Corporate Finance,
450 Fifth Street, N.W.,
Washington, D.C. 20549
USA

Ladies and Gentlemen,

PaperlinX Limited – Rule 12g3-2(b) Exemption
File No. 82-5061

The enclosed information is being furnished by PaperlinX Limited ("PaperlinX") under paragraph (b)(1)(I) Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). PaperlinX file number is indicated in the upper right hand corner of each unbound page of each document furnished herewith.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the enclosed documents are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that PaperlinX is subject to the Exchange Act.

Very truly yours,

Richard Hobson
Company Secretary

c.c. Burr Henly, Sullivan & Cromwell,
32 / 101 Collins Street, Melbourne 3000

Att:

9/23

List of documents forwarded under cover of this letter to the Securities and Exchange Commission dated 16 September 2004.

- Change of Registry Address 17/03/2004
- Appendix 3B – Employee share option plan 22/04/2004
- Appendix 3B – Employee share option plan 13/05/04
- Appendix 3B – Employee share option plan 15/06/04
- Press Release – Executive Retirement 1/07/04
- Press Release – Full Year Results Release Date 11/08/04
- Press Release – Preliminary Final Report 26/08/04
- ASX Appendix 4E (Full Year Report) and Statement to ASX for the year ended 30 June 2004.
- Final Results 2003/2004 Presentation 26/08/04
- Press Release – Small Shareholding facilities 07/09/2004
- Press Release – Open Briefing PaperlinX MD on Outlook 09/09/04
- Appendix 3B – Exercise of Employee Options 13/09/04

82-5061

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 13/09/2004

TIME: 13:48:41

TO: PAPERLINX LIMITED

FAX NO: 03-8540-2291

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B: Exercise of Employee Options

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

PaperlinX Limited

ABN

ABN 70 005 146 350

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	7,500 15,000 15,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	*Issue price or consideration*	\$3.32 (7,500) \$3.50 (15,000) \$3.50 (15,000)
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued following the exercise of options by employee pursuant to the PaperlinX Employee Share/Option Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 September, 2004 6 September, 2004 8 September, 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	446,104,109	Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,207,900	Employee share options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 13 September, 2004
(Director/Company secretary)

Print name: Richard Hobson

== == == == ==

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 09/09/2004

TIME: 11:55:15

TO: PAPERLINX LIMITED

FAX NO: 03-8540-2291

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Open Briefing Paperlinx MD on Outlook

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

Attention ASX Company Announcements Platform
Lodgement of Open Briefing

PaperlinX

open briefing

corporatefile.com.au

PaperlinX Limited
307 Ferntree Gully Road
Mt Waverley, Victoria 3149

Date of lodgement: 09-Sep-2004

Title: Open Briefing. PaperlinX. MD on Outlook

Record of interview:

corporatefile.com.au
PaperlinX Limited recently reported net profit of $109 million for the year ended June 2004, down 18 percent from the previous year. Where are we in the paper cycle and how is PaperlinX positioned, in both merchanting and manufacturing, in relation to the cycle?

MD & CEO Tom Park
The 2004 result was disappointing and does not fully reflect either the benefits gained from the acquisition of Buhrmann Merchants or the hard work of our employees around the world. The second half was particularly badly hit, as we flagged at the mid-year results release, and we continued to see pressure in most of our markets. However, the underlying economic indicators are beginning to improve in the US and Europe, and we're seeing paper prices beginning to move forward. Paper price rises started in Asia during 2004 and we're now seeing increases in some key paper grades across North America. In Europe paper makers have announced their intention to increase prices in the September/October period. This is all giving support to the 3 to 6 percent price increases we've announced in Australia to be effective in August/September.

corporatefile.com.au
European paper makers' attempt to raise prices in April was unsuccessful. How confident are you that they'll be able to implement the September price increases?

MD & CEO Tom Park
The European industry hasn't been successful in increasing paper selling prices for several years now, reflecting to a certain degree the poor demand environment

during that time. However, there has been an increase in demand and shipments across the European market over recent months. Equally, we're heading into the stronger demand season, so there's a better than average chance the proposed increases will stick at some level. It will also be underpinned by the strength in the North American market, where we have seen an increase in advertising pages since May and increases in jobs as well, which has led to price increases in that market and an improving floor for the pricing in Europe.

corporatefile.com.au
The volatility of the Australian dollar, which averaged US$0.71 in the June 2004 year compared with US$0.59 in the previous year, had a negative impact of $60 million on PaperlinX's 2004 profit before interest and tax. Can you comment on how PaperlinX is positioned should the Australian dollar remain at or above its current level of around US$0.70 over the current year ending June 2005?

MD & CEO Tom Park
The Australian dollar in itself wasn't the major issue. Typically our exchange impact is roughly balanced between our pulp imports, which are in US dollars, and our paper exports from Australia. In normal circumstances the impact is more or less neutralised. However, what we saw last year was low global demand for paper, resulting in low global pricing, while the high Australian dollar meant that Australia was identified as a high returning market by overseas manufacturers who were looking to maintain production levels. Our Australian manufacturing operation then had to match those import prices, which effectively saw us reducing paper selling prices in Australia. The strength of our brands in Australia did help to mitigate some of the impact, and will provide a solid base for this business going forward.

corporatefile.com.au
Analyst forecasts for PaperlinX's 2005 earnings range from $136 million to $158 million. What's your level of comfort with this range?

MD & CEO Tom Park
We've given fairly clear guidance to the market for both Australian Paper and our paper merchanting businesses. For Australian Paper, we've indicated that coming out of the trough of the second half of 2004 we're seeing some improvement, which should lead into a stronger second half in 2005. So overall our Australian Paper profits should be at a similar level to last year. In our paper merchanting operations around the world, we're seeing a continuation of the strengthening of those businesses.

corporatefile.com.au
PaperlinX's Merchanting business generated EBIT of $147.5 million in 2004, up from $92.0 million despite an 8.5 percent fall in average selling prices globally. What's the outlook for prices in the current year and what scope is there to further improve gross margins?

MD & CEO Tom Park
I've already commented on prices. On gross margins, our first priority is to look at our own operating costs. We're seeing good progress on realising synergies

across our merchanting businesses, particularly in our acquired businesses. And as I said before, we're also beginning to see some price increases in the US and prospectively in Europe, and that should lift our cash margins, contributing to an improved EBIT margin.

corporatefile.com.au
Much of the increase in Merchanting reflected the contribution of the European paper merchanting business acquired from the Buhrmann NV Group in November 2003. Your target for the Buhrmann business is to achieve EBIT return on funds employed (ROFE) of 15 percent within three years post-acquisition. To what extent will reaching the target depend on an improvement in general market conditions?

MD & CEO Tom Park
We expect to be able to realise the target based primarily on factors that are under our own control. If the market improves, that would be favourable, but we're seeing good progress on our synergies, which are on or ahead of schedule, and good operational integration across these businesses.

corporatefile.com.au
PaperlinX's UK merchanting operation, The Paper Company, increased sales volumes 3 percent and reached its target ROFE of over 15 percent in 2004, the second year since acquisition. To what extent can this be attributed to external factors such as the UK market environment and to what extent to internal factors such as better than expected efficiencies?

MD & CEO Tom Park
There were three fundamental areas that helped The Paper Company achieve its excellent result. First was through improved internal performance. It lifted volumes and EBIT, and reduced overhead costs through a clear focus on internal processes and working capital management. Second was the benefit of our global processes. For example, as a result of an improved safety performance, The Paper Company saw insurance premiums reduce. Third was the flow-back of synergies of the Buhrmann merchant acquisition. All of this shows the benefits of acquiring good companies with good people and then applying our core operating principles in the management of both the business and our people.

corporatefile.com.au
Are the internal drivers of the UK performance transferable across your other merchanting operations?

MD & CEO Tom Park
Yes, they are. Our systems in safety management, debtor management and other core processes have been introduced across the Group, and benefit all our operations around the world. In addition, we have opportunities to achieve operational excellence by sharing best practice across the group, as well as to leverage strategic supplier alliances around the world, all of which will benefit our operations globally. The Paper Company's a very good example of the implementation of the opportunities we have across our businesses, including the Buhrmann merchanting businesses.

corporatefile.com.au
In 2004, your Australian Paper Communication Papers manufacturing operation suffered from increased import competition and lower prices, with EBIT falling 59 percent to $44.8 million on the back of a 9 percent drop in revenue to $715 million. Doesn't the sharp fall in margins underline the limits of brand strength in a commodity market like paper? What's your level of commitment to Australian paper manufacturing?

MD & CEO Tom Park
We've got a strategically sound business in Australia with strong brands and strong local advantages. It's underpinned by three key strategic advantages – the strength of the Reflex brand, our local supply capabilities, and our Amcor packaging paper contract. Our strategy is to focus on strengthening our existing businesses as we go forward.

Last year's results certainly reflected the weak international paper demand and the strong Australian dollar, but notwithstanding that we continued to see strong marketplace support for the Reflex brand, where we invested to improve the quality and make it "whiter and brighter." It's important to note that whilst our returns were down in Australian Paper, they compared well with its peer group globally.

corporatefile.com.au
In the Australian market, what are your demand and pricing assumptions for the current year? To what extent does your expectation of a flat full-year result, with some improvement in the second half, depend upon the recently announced price rises being accepted?

MD & CEO Tom Park
The Australian paper price rises are fundamentally justified by the strengthening of the global market, which is raising the water level and allowing us to increase paper prices here. We're assuming those price increases will be effectively implemented and will benefit the second half of 2005. We're beginning to see an improving trend in the prices of a number of key paper grades around the world and that is also encouraging for our second half outlook.

corporatefile.com.au
Australian Paper's Packaging Papers business booked EBIT of $21.6 million, down 60 percent on revenue of $254 million, down 8 percent. You expect Packaging Papers' earnings to remain at 2004 levels until a $32 million upgrade in the sack paper machine is completed in October 2005. What level of confidence do you have that the upgrade will enable you to regain your lost market share in the domestic sack and bag market, or obtain better pricing in export markets?

MD & CEO Tom Park
We've taken a hard look at the markets for sack kraft paper. We've concluded that it's a good market for us to be in and therefore we've made the decision to invest, to secure our position as a top quartile global producer of sack and bag papers.

We're confident that when we realise the specifications we're targeting our customer base will strengthen.

corporatefile.com.au
What's been the major issue in the sack and bag business and why is it taking so long to rectify?

MD & CEO Tom Park
About a year ago we invested $10 million in a semi extensible unit for our Maryvale 1 paper machine to improve the overall quality of our sack kraft paper. While this unit has been effectively installed and will be utilised into the future, overseas products entered the market during this period that had a higher specification than we are able to produce. This has now become the benchmark for our customer base. We had planned to increase our investment in this area on an incremental basis, which in hindsight was not the correct route. After looking at the ultimate market needs, we've decided to undertake a major upgrade of the paper machine to produce sack kraft paper that is capable of competing with any product around the world. It's worth noting that the $32 million investment in the rebuild won't be completed until the December quarter of 2005 so we won't have a comprehensive solution for our customers until that point in time.

corporatefile.com.au
Net operating cash flow was $403 million in 2004, partly reflecting a 10 percent reduction in working capital on a comparable basis, adjusted for acquisitions. What further scope is there to reduce working capital given an improvement in the external demand environment?

MD & CEO Tom Park
We have a very strong focus on working capital management which has been and will remain a feature of PaperlinX. We have clear targets on inventory days, debtor days and creditor days that all of our people are working towards. It is a very important part of getting our returns to the levels we target. We did see some benefit in 2004 as a result of the decline in pricing and we'll see some of that reversed this year, but our core focus on management of working capital will remain.

corporatefile.com.au
PaperlinX had net debt of $1.0 billion at the end of June 2004, down from $1.1 billion six months earlier. Gearing stood at 36.3 percent, near the lower end of long-term targets. You've flagged higher capex over the next three years. Which areas will the capex be targeted at and what's the expected trend in debt and gearing over this period?

MD & CEO Tom Park
A debt to debt plus equity gearing ratio of 40 to 50 percent is certainly appropriate for us and we're well below that at this point in time.

Our capex over the past three or four years has been running well below depreciation. In fact last year we had $55 million of capex against depreciation of $93 million. Going forward, our depreciation will be in the neighbourhood of

$110 million. We're now looking at a five-year capex plan for our manufacturing business. We've looked at the capital needs across the business and looked to make sure any capital is properly integrated to both reduce costs and increase overall effectiveness. Our capex could go above depreciation in future years though all projects will continue to be measured against strict returns criteria.

We've also indicated previously that we're looking at the potential to increase our self sufficiency in short fibre pulp manufacturing. We're looking at three options. One is manufacturing it ourselves. The second is some form of joint venture or alliance. The third is locking in long-term contracts. We're evaluating these options in conjunction with the other capex projects we're looking at.

corporatefile.com.au
For the full 2004 year, PaperlinX's effective tax rate was 23 percent. What's the likely rate of tax going forward? Is the 2004 tax rate sustainable?

MD & CEO Tom Park
Ultimately the Group tax rate is influenced by the tax rates in the countries where we make our profits. But it's worth noting that contributing to the tax rate realised last year were many sustainable factors, such as the deductibility of goodwill in some of our jurisdictions, which will keep our rates close to the current level in the near term. Additional profits will obviously be taxed at the applicable rates in the countries in which they are earned.

corporatefile.com.au
PaperlinX announced an unfranked final dividend of 14 cents per share, bringing the full-year payment to 27.5 cents, unfranked, unchanged from the previous year's 60-percent franked payment. What's the outlook for the dividend and franking in the current year?

MD & CEO Tom Park
The dividend's obviously a decision made by the board, but we do recognise that for a significant portion of our share register, the dividend's a very important factor. We've tended to have a payout ratio in the neighbourhood of 70 percent through the cycle and we've seen that as a reasonable target.

We don't expect to see our 2005 dividend franked, and beyond that franking will primarily depend upon the profitability of our Australian business.

corporatefile.com.au
What are your management priorities going into 2005 and where do you see the growth opportunities for the company?

MD & CEO Tom Park
Certainly our priority at this point in time is reflected in our first core operating principle – to focus on strengthening our existing businesses and improving returns from the platform we have today. We've created a global platform in paper merchanting and we have a strong manufacturing business in Australia. We're now looking to leverage those to increase returns over time. Longer term,

we see the potential to further expand our merchanting operation, but it's not our number one priority at this point in time.

corporatefile.com.au
Thank you Tom.

For more information about PaperlinX, visit www.paperlinx.com or call David Shirer (+61 3) 8540 2302

For previous Open Briefings with PaperlinX, or to receive future Open Briefings by e-mail, visit www.corporatefile.com.au

82-5061

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 07/09/2004

TIME: 16:23:19

TO: PAPERLINX LIMITED

FAX NO: 03-8540-2291

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Small Shareholding Facilities

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

PaperlinX

PaperlinX Limited
ACN 005 146 350
307 Ferntree Gully Road,
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211

NEWS RELEASE

PRESS RELEASE

Tuesday, 7 September, 2004

PAPERLINX SMALL SHAREHOLDING FACILITIES

PaperlinX has today announced the implementation of three facilities which allow PaperlinX's smallest shareholders the opportunity to either purchase additional PaperlinX shares, or sell the PaperlinX shares they have, without the cost of brokerage.

PaperlinX values the support of all its shareholders, but also recognises that for small shareholders applicable transaction costs may represent an impediment to the disposal of, or increase to, an existing holding. The implementation of these facilities addresses these issues.

Therefore as foreshadowed at the last AGM, PaperlinX is making available three different facilities to shareholders with small holdings in the company, namely:

- a ***Small Holding Sale Facility***, which is applicable to shareholders with less than a marketable parcel of PaperlinX shares;
- a ***Top-Up Facility***, which is available to Australian shareholders with 200 or less PaperlinX shares; and
- a ***Share Sale Facility***, which is available to Australian shareholders with a marketable parcel of 200 or less PaperlinX shares.

The ***Small Holding Sale Facility*** is a facility under which PaperlinX shareholders who hold less than a marketable parcel of PaperlinX shares will have those shares sold for them without paying brokerage or handling fees, unless they notify PaperlinX that they wish to retain their shares within the applicable timeframe. (A marketable parcel of PaperlinX shares is a parcel of shares with a value of A$500 or more.) The shares will be sold on market after 11 November 2004.

The ***Top-Up Facility*** is a facility under which PaperlinX shareholders with a registered address in Australia who hold 200 or less PaperlinX shares can elect to purchase either an additional A$1,000 or A$2,000 worth of PaperlinX shares without paying brokerage or handling fees. Participation in the Top-Up Facility is entirely voluntary. Shares will be purchased on market during the course of the facility.

The ***Share Sale Facility*** is a facility under which PaperlinX shareholders with a registered address in Australia who hold a marketable parcel of 200 or less PaperlinX shares can elect to have those shares sold for them without paying brokerage or handling fees. Participation in the Share Sale Facility is entirely voluntary. Shares will be sold on market during the course of the facility.

The eligibility criteria are different for each of the facilities. However, all PaperlinX shareholders who are eligible to participate in one or more of the facilities will receive a letter from PaperlinX advising them of their eligibility and providing them with the necessary terms and conditions and instruction forms. Copies of pro forma versions of the relevant documents are attached.

The relevant dates relating to the facilities are as follows:

Record Date: 7.00 am on 7 September 2004. Eligibility to participate in one or more of the facilities was determined at that time.
Closing Date: 5.00pm on 10 November 2004

Answers to various frequently asked questions in relation to the facilities will be available on the PaperlinX web site (www.paperlinx.com) together with the financial services guides of the broker to the facilities and PaperlinX's share registry.

About PaperlinX

PaperlinX is a leading international paper merchant, with businesses in Australasia, Asia, Europe, North America and South Africa. Through subsidiary Australian Paper it is also the only Australasian producer of high quality communication papers, and a major producer of high performance packaging and industrial papers. PaperlinX is quoted on the Australian Stock Exchange under the code "PPX".

ENDS

For further information please contact:

Mr Richard Hobson
Company Secretary &
General Counsel
PaperlinX Limited
Ph: (03) 8540 2264

Mr David Shirer
Executive General Manager
Corporate Affairs
PaperlinX Limited
Ph (03) 8540 2302
Ph (0407) 512 521

PaperlinX

PaperlinX Limited
ABN 70 005 146 350

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 52 Melbourne
Victoria 8060 Australia
Enquiries (within Australia) 1800 232 867
(outside Australia) 61 3 9415 4021
Facsimile 61 3 9473 2529
web.queries@computershare.com.au
www.computershare.com

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

7 September 2004

THIS LETTER CONTAINS IMPORTANT INFORMATION ABOUT YOUR SHARES IN PAPERLINX

IF YOU DO NOT RESPOND TO THIS LETTER PAPERLINX WILL BE ENTITLED TO HAVE YOUR SHARES SOLD FOR YOU AND THE PROCEEDS SENT TO YOU

Dear Shareholder

Small Holding Sale Facility and Top-Up Facility

I am writing to all shareholders with a registered address in Australia who held less than a marketable parcel of PaperlinX shares (being a parcel of shares valued at less than A$500) as at 7.00am (Melbourne time) on 7 September 2004 to see whether you would like to retain your shares or have them sold for you or, alternatively, whether you would like to "top-up" your shareholding.

PaperlinX will pay all brokerage and handling fees related to sales or purchases under the facilities. However, you will bear any other taxes or charges on the transaction.

Your options and what you need to do

Your options are as follows:

- If you would like to **sell** your PaperlinX shares without paying brokerage or handling fees, you do not need to do anything in response to this letter. As a result, PaperlinX will become entitled to have your shares sold for you under the Small Holding Sale Facility, with the proceeds of sale being sent to you.

  It is currently anticipated that the proceeds of sale of shares under the facility will be sent to relevant shareholders around the end of November 2004.

- If you wish to <u>**retain**</u> your PaperlinX shares, you **must** do one of the following **before 5.00 pm on 10 November 2004**:
  - complete the enclosed blue headed "Notice of Retention of Small Shareholding" form and return it in accordance with the instructions on the form so that it is received by 5.00pm on 10 November 2004; or
  - elect to participate in the Top-Up Facility (as described below); or
  - otherwise purchase additional PaperlinX shares so that your shareholding becomes a marketable parcel worth more than A$500. For such purchases to be an effective notification to PaperlinX that you wish to retain your shares, any additional shares must be held in the same holding as your current shares (in particular, under the exact same name and address as set out above) and must be registered by the time referred to above (ie you must advise your broker to purchase the shares under the same holder number (HIN or SRN) that is stated on the enclosed forms).

- If you wish to purchase either an additional A$1,000 or A$2,000 worth of PaperlinX shares through the Top-Up Facility without paying brokerage or handling fees, you will need to complete the enclosed yellow headed "Buy Instruction Form" and return it, along with a cheque for the relevant purchase price, in accordance with the instructions on the form so that they are received by us **before 5.00 pm on 10 November 2004**.

Sales and purchases of PaperlinX shares under the facilities will be made by Credit Suisse First Boston Australia Equities Limited (the ***Broker***) (acting as execution-only broker) on the Australian Stock Exchange (***ASX***). You will not need to appoint your own broker.

Further details in relation to the Small Holding Sale Facility and the Top-Up Facility are enclosed with this letter.

The price of PaperlinX shares

In the week before 7 September 2004, PaperlinX shares have traded on the Australian Stock Exchange in the range of A$5.17 to A$5.45, with the closing price on 6 September 2004 being A$5.21. The price of PaperlinX shares is subject to change from time to time, and pricing information is available from newspapers or the ASX website (www.asx.com.au) under the ASX code "PPX".

You should be aware that the price for PaperlinX shares that you sell or buy under the facilities will depend on a number of factors (including prevailing market conditions) and will be an average price. Please see the discussion in the enclosed documents as to how the relevant price will be determined.

You should also note that the price at which PaperlinX shares will be sold under the Small Holding Sale Facility is not fixed and is not underwritten, and may be less than the market price of PaperlinX shares at any given time. Further, if a large number of PaperlinX shares are sold under the Small Holding Sale Facility at the same time as your shares, this may have an adverse effect on the price that you receive.

Important Notes

Please read this letter and the enclosed documents carefully as they contain important information. However, you should note that none of those documents constitute advice or a recommendation by any of PaperlinX, the Broker or Computershare Investor Services Pty Ltd (***Computershare***) to buy, sell or hold PaperlinX shares, nor that the facilities are the best way to buy or sell PaperlinX shares.

If you do not respond to this letter, you will be taken to appoint PaperlinX as your agent to receive any notice (including a Financial Services Guide and any update of that document) that the Broker or Computershare is required to provide under the Corporations Act. Any such document will be made available on PaperlinX's website (www.paperlinx.com).

If you are in any doubt about whether to participate, you should consult your licensed financial adviser. You may wish to seek independent professional advice concerning the tax consequences of your decision.

There is a possibility that the Broker may inadvertently act as principal as counterparty to some of the sales or purchases of PaperlinX shares under the facilities. However, any such trading will take place on ASX at market prices.

If you have any questions concerning your PaperlinX shareholding or how the Small Holding Sale Facility or the Top-Up Facility will work, please contact Computershare on 1800 232 867 (from within Australia) or on 61 3 9415 4021 (from outside Australia).

Answers to a number of "Frequently Asked Questions" concerning the facilities will be made available on PaperlinX's website (www.paperlinx.com).

Yours sincerely

David Meiklejohn
Chairman

PaperlinX

PaperlinX Limited
ABN 70 005 146 350

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 52 Melbourne
Victoria 8060 Australia
Enquiries (within Australia) 1800 232 867
(outside Australia) 61 3 9415 4021
Facsimile 61 3 9473 2529
web.queries@computershare.com.au
www.computershare.com

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

7 September 2004

THIS LETTER CONTAINS IMPORTANT INFORMATION ABOUT YOUR SHARES IN PAPERLINX

IF YOU DO NOT RESPOND TO THIS LETTER PAPERLINX WILL BE ENTITLED TO HAVE YOUR SHARES SOLD FOR YOU AND THE PROCEEDS SENT TO YOU

Dear Shareholder

Small Holding Sale Facility

I am writing to all shareholders with a registered address outside Australia who held less than a marketable parcel of PaperlinX shares (being a parcel of shares valued at less than A$500) as at 7.00am (Melbourne time) on 7 September 2004 to see whether you would like to retain your shares or have them sold for you.

PaperlinX will pay all brokerage and handling fees related to sales under the Small Holding Sale Facility. However, you will bear any other taxes or charges on the transaction.

Your options and what you need to do

Your options are as follows:

- If you would like to **sell** your PaperlinX shares without paying brokerage or handling fees, you do not need to do anything in response to this letter. As a result, PaperlinX will become entitled to have your shares sold for you under the Small Holding Sale Facility, with the proceeds of sale being sent to you.

  It is currently anticipated that the proceeds of sale of shares under the facility will be sent to relevant shareholders around the end of November 2004.

- If you wish to <u>**retain**</u> your PaperlinX shares, you **must** do one of the following **before 5.00 pm on 10 November 2004**:
  - complete the enclosed blue headed "Notice of Retention of Small Shareholding" form and return it in accordance with the instructions on the form so that it is received by 5.00pm on 10 November 2004; or
  - purchase additional PaperlinX shares so that your shareholding becomes a marketable parcel worth more than A$500. For such purchases to be an effective notification to PaperlinX that you wish to retain your shares, any additional shares must be held in the same holding as your current shares (in particular, under the exact same name and address as set out above) and must be registered by the time referred to above (ie you must advise your broker to purchase the shares under the same holder number (HIN or SRN) that is stated on the enclosed forms).

Sales of PaperlinX shares under the Small Holding Sale Facility will be made by Credit Suisse First Boston Australia Equities Limited (the ***Broker***) (acting as execution-only broker) on the Australian Stock Exchange (***ASX***). You will not need to appoint your own broker.

Further details in relation to the Small Holding Sale Facility are enclosed with this letter.

The price of PaperlinX shares

In the week before 7 September 2004, PaperlinX shares have traded on the Australian Stock Exchange in the range of A$5.17 to A$5.45, with the closing price on 6 September 2004 being A$5.21. The price of PaperlinX shares is subject to change from time to

time, and pricing information is available from newspapers or the ASX website (www.asx.com.au) under the ASX code "PPX".

You should be aware that the price for PaperlinX shares that are sold under the Small Holding Sale Facility will depend on a number of factors (including prevailing market conditions) and will be an average price. Please see the discussion in the enclosed documents as to how the relevant price will be determined.

You should also note that the price at which PaperlinX shares will be sold under the Small Holding Sale Facility is not fixed and is not underwritten, and may be less than the market price of PaperlinX shares at any given time. Further, if a large number of PaperlinX shares are sold under the Small Holding Sale Facility at the same time as your shares, this may have an adverse effect on the price that you receive.

Important Notes

Please read this letter and the enclosed documents carefully as they contain important information. However, you should note that none of those documents constitute advice or a recommendation by any of PaperlinX, the Broker or Computershare Investor Services Pty Ltd (***Computershare***) to buy, sell or hold PaperlinX shares, nor that the Small Holding Sale Facility is the best way to sell PaperlinX shares.

If you do not respond to this letter, you will be taken to appoint PaperlinX as your agent to receive any notice (including a Financial Services Guide and any update of that document) that the Broker or Computershare is required to provide under the Corporations Act. Any such document will be made available on PaperlinX's website (www.paperlinx.com).

If you are in any doubt about whether to participate, you should consult your licensed financial adviser. You may wish to seek independent professional advice concerning the tax consequences of your decision.

There is a possibility that the Broker may inadvertently act as principal as counterparty to some of the sales or purchases of PaperlinX shares under the facilities. However, any such trading will take place on ASX at market prices.

If you have any questions concerning your PaperlinX shareholding or how the Small Holding Sale Facility will work, please contact Computershare on 1800 232 867 (from within Australia) or on 61 3 9415 4021 (from outside Australia).

Answers to a number of "Frequently Asked Questions" concerning the Small Holding Sale Facility will be made available on PaperlinX's website (www.paperlinx.com).

Yours sincerely

David Meiklejohn
Chairman

PaperlinX

PaperlinX Limited
ABN 70 005 146 350

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 52 Melbourne
Victoria 8060 Australia
Enquiries (within Australia) 1800 232 867
(outside Australia) 61 3 9415 4021
Facsimile 61 3 9473 2529
web.queries@computershare.com.au
www.computershare.com

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

7 September 2004

THIS LETTER CONTAINS IMPORTANT INFORMATION ABOUT YOUR SHARES IN PAPERLINX

Dear Shareholder

Share Sale Facility and Top-Up Facility

I am writing to all shareholders with a registered address in Australia who held a marketable parcel of 200 or less PaperlinX shares as at 7.00am (Melbourne time) on 7 September 2004 to see whether you would like to have your shares sold for you or, alternatively, whether you would like to "top-up" your shareholding.

Participation in the facilities described in this letter and the enclosed documents is entirely on a voluntary basis. If you elect to participate, PaperlinX will pay all brokerage and handling fees related to your sales or purchases. However, you will bear any other taxes or charges on the transaction.

Your options and what you need to do

Your options are as follows:

- If you would like to sell **all** (but not some) of your PaperlinX shares through the Share Sale Facility without paying brokerage or handling fees, you will need to complete the enclosed red headed "Sale Instruction Form" and return it in accordance with the instructions on the form so that it is received by us **before 5.00 pm on 10 November 2004.**

  As your PaperlinX shares are held in a CHESS holding, before you return your Sale Instruction Form you must ensure that your sponsoring broker affixes its stamp to the Sale Instruction Form in the space marked.

- If you wish to purchase either an additional A$1,000 or A$2,000 worth of PaperlinX shares through the Top-Up Facility without paying brokerage or handling fees, you will need to complete the enclosed yellow headed "Buy Instruction Form" and return it, along with a cheque for the relevant purchase price, in accordance with the instructions on the form so that they are received **before 5.00 pm on 10 November 2004.**

- If you do not wish to sell, or top-up, your shareholding, you can disregard this letter.

Sales and purchases of PaperlinX shares under the facilities will be made by Credit Suisse First Boston Australia Equities Limited (the ***Broker***) (acting as execution-only broker) on the Australian Stock Exchange (***ASX***). You will not need to appoint your own broker.

The detailed terms and conditions of the Share Sale Facility and the Top-Up Facility are enclosed with this letter.

The price of PaperlinX shares

In the week before 7 September 2004, PaperlinX shares have traded on the Australian Stock Exchange in the range of A$5.17 to A$5.45, with the closing price on 6 September 2004 being A$5.21. The price of PaperlinX shares is subject to change from time to time, and pricing information is available from newspapers or the ASX website (www.asx.com.au) under the ASX code "PPX".

You should be aware that the price for PaperlinX shares that you sell or buy under the facilities will depend on a number of factors (including prevailing market conditions) and will be an average price. Please see the discussion in the enclosed documents as to how the relevant price will be determined.

You should also note that the price at which PaperlinX shares will be sold under the Share Sale Facility is not fixed and is not underwritten, and may be less than the market price of PaperlinX shares at any given time. Further, if a large number of PaperlinX shares are sold under the Share Sale Facility at the same time as your shares, this may have an adverse effect on the price that you receive.

Important Notes

Please read this letter and the enclosed documents carefully as they contain important information. However, you should note that none of those documents constitute advice or a recommendation by any of PaperlinX, the Broker or Computershare Investor Services Pty Ltd (***Computershare***) to buy, sell or hold PaperlinX shares, nor that the facilities are the best way to buy or sell PaperlinX shares.

If you are in any doubt about whether to participate, you should consult your licensed financial adviser. You may wish to seek independent professional advice concerning the tax consequences of your decision.

There is a possibility that the Broker may inadvertently act as principal as counterparty to some of the sales or purchases of PaperlinX shares under the facilities. However, any such trading will take place on ASX at market prices.

If you have any questions concerning your PaperlinX shareholding or how the Share Sale Facility or the Top-Up Facility will work, please contact Computershare on 1800 232 867 (from within Australia) or on 61 3 9415 4021 (from outside Australia).

Answers to a number of "Frequently Asked Questions" concerning the facilities will be made available on PaperlinX's website (www.paperlinx.com).

Yours sincerely

David Meiklejohn
Chairman

PaperlinX

PaperlinX Limited
ABN 70 005 146 350

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 52 Melbourne
Victoria 8060 Australia
Enquiries (within Australia) 1800 232 867
(outside Australia) 61 3 9415 4021
Facsimile 61 3 9473 2529
web.queries@computershare.com.au
www.computershare.com

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

7 September 2004

THIS LETTER CONTAINS IMPORTANT INFORMATION ABOUT YOUR SHARES IN PAPERLINX

Dear Shareholder

Share Sale Facility and Top-Up Facility

I am writing to all shareholders with a registered address in Australia who held a marketable parcel of 200 or less PaperlinX shares as at 7.00am (Melbourne time) on 7 September 2004 to see whether you would like to have your shares sold for you or, alternatively, whether you would like to "top-up" your shareholding.

Participation in the facilities described in this letter and the enclosed documents is entirely on a voluntary basis. If you elect to participate, PaperlinX will pay all brokerage and handling fees related to your sales or purchases. However, you will bear any other taxes or charges on the transaction.

Your options and what you need to do

Your options are as follows:

- If you would like to sell **all** (but not some) of your PaperlinX shares through the Share Sale Facility without paying brokerage or handling fees, you will need to complete the enclosed green headed "Sale Instruction Form" and return it in accordance with the instructions on the form so that it is received by us **before 5.00 pm on 10 November 2004**.
- If you wish to purchase either an additional A$1,000 or A$2,000 worth of PaperlinX shares through the Top-Up Facility without paying brokerage or handling fees, you will need to complete the enclosed yellow headed "Buy Instruction Form" and return it, along with a cheque for the relevant purchase price, in accordance with the instructions on the form so that they are received **before 5.00 pm on 10 November 2004**.
- If you do not wish to sell, or top-up, your shareholding, you can disregard this letter.

Sales and purchases of PaperlinX shares under the facilities will be made by Credit Suisse First Boston Australia Equities Limited (the ***Broker***) (acting as execution-only broker) on the Australian Stock Exchange (***ASX***). You will not need to appoint your own broker.

The detailed terms and conditions of the Share Sale Facility and the Top-Up Facility are enclosed with this letter.

The price of PaperlinX shares

In the week before 7 September 2004, PaperlinX shares have traded on the Australian Stock Exchange in the range of A$5.17 to A$5.45, with the closing price on 6 September 2004 being A$5.21. The price of PaperlinX shares is subject to change from time to time, and pricing information is available from newspapers or the ASX website (www.asx.com.au) under the ASX code "PPX".

You should be aware that the price for PaperlinX shares that you sell or buy under the facilities will depend on a number of factors (including prevailing market conditions) and will be an average price. Please see the discussion in the enclosed documents as to how the relevant price will be determined.

You should also note that the price at which PaperlinX shares will be sold under the Share Sale Facility is not fixed and is not

underwritten, and may be less than the market price of PaperlinX shares at any given time. Further, if a large number of PaperlinX shares are sold under the Share Sale Facility at the same time as your shares, this may have an adverse effect on the price that you receive.

Important Notes

Please read this letter and the enclosed documents carefully as they contain important information. However, you should note that none of those documents constitute advice or a recommendation by any of PaperlinX, the Broker or Computershare Investor Services Pty Ltd (***Computershare***) to buy, sell or hold PaperlinX shares, nor that the facilities are the best way to buy or sell PaperlinX shares.

If you are in any doubt about whether to participate, you should consult your licensed financial adviser. You may wish to seek independent professional advice concerning the tax consequences of your decision.

There is a possibility that the Broker may inadvertently act as principal as counterparty to some of the sales or purchases of PaperlinX shares under the facilities. However, any such trading will take place on ASX at market prices.

If you have any questions concerning your PaperlinX shareholding or how the Share Sale Facility or the Top-Up Facility will work, please contact Computershare on 1800 232 867 (from within Australia) or on 61 3 9415 4021 (from outside Australia).

Answers to a number of "Frequently Asked Questions" concerning the facilities will be made available on PaperlinX's website (www.paperlinx.com).

Yours sincerely

David Meiklejohn
Chairman

Details of the Small Holding Sale Facility

1. PaperlinX Limited (***PaperlinX***) is authorised under its constitution to operate the Small Holding Sale Facility. This document, as well as the letter and blue headed "Notice of Retention of Small Shareholding" form which accompany this document, satisfy the notice requirements set out in the constitution.

2. If you wish for PaperlinX to have your PaperlinX shares **sold** for you with the proceeds being sent to you (without you paying any brokerage or handling charges), you **do not** need to respond to this correspondence.

3. PaperlinX will bear the brokerage and handling costs associated with sales of PaperlinX shares under the Small Holding Sale Facility. However, you will bear any other tax or charge on the sale of your shares.

4. You can **retain** your PaperlinX shares if you wish to do so. If this is the case, **before 5.00 pm on 10 November 2004** you **must** do one of the following:

   - complete the enclosed blue headed "Notice of Retention of Small Shareholding" form and return it in accordance with the instructions on the form so that it is received by 5.00pm on 10 November 2004; or
   - validly elect to participate in the Top-Up Facility, if you are eligible to do so (in which case you will have received details of the Top-Up Facility with this document); or
   - otherwise purchase additional PaperlinX shares so that your shareholding becomes a marketable parcel. For such purchases to be an effective notification to PaperlinX that you wish to retain your shares, any additional shares must be held in the same holding as your current shares (in particular, under the same name and address as set out on the enclosed Notice of Retention of Small Shareholding form) and must be registered by 5.00pm on 10 November 2004.

   If none of those events occur before 5.00 pm on 10 November 2004, PaperlinX will be entitled to have your PaperlinX shares sold for you.

5. Credit Suisse First Boston Australia Equities Limited (the ***Broker***) (ABN 35 068 232 708) will act as execution-only broker to effect any sales under the Small Holding Sale Facility. Any sales are currently intended to take place as soon as practicable (which is expected to be within 21 days) after 5.00 pm on 10 November 2004. The Broker will effect sales by placing one or more orders to sell shares on the Australian Stock Exchange (***ASX***) in the ordinary course of business (including, in the Broker's sole discretion, by crossings).

6. The price that you receive for your PaperlinX shares if they are sold under the Small Holding Sale Facility will be the volume weighted average price of all PaperlinX shares sold under the Small Holding Sale Facility.

7. You should note that the price obtained for your PaperlinX shares under the Small Holding Sale Facility will depend on a number of factors (including market conditions prevailing at the time) and that you will not have control over the time at which your PaperlinX shares are sold. The price you receive may be different to the price appearing in the newspaper or quoted by ASX on any day, and may not be the best execution price on the trading day or trading days that your shares are sold. However, without limitation to the foregoing, the Broker must sell any Shares sold under the Small Holding Sale Facility at the best price reasonably obtainable for those Shares at the time of the relevant sale.

8. If your PaperlinX shares are sold under the Small Holding Sale Facility, within 10 business days after the settlement of the last sale under the Small Holding Sale Facility:

   - sale proceeds calculated in accordance with clause 6 above will be paid to you in Australian dollars by cheque made out to your name as shown in the PaperlinX share register; and
   - Computershare will notify you, by way of a transaction confirmation statement issued on behalf of the Broker, of the number of your PaperlinX shares sold through the Small Holding Sale Facility and the price and the total sale proceeds you have received.

   The relevant cheque and transaction confirmation statement will be sent by post, at your risk, to your address as shown on the PaperlinX share register.

9. In accordance with PaperlinX's constitution, the Small Holding Sale Facility will lapse if a takeover bid for PaperlinX is announced before sales under the facility are completed, although it may be started again after the close of offers made under the takeover.

Terms and Conditions – Top-Up Facility

1. Terms of Participation

1.1 All persons (***Eligible Shareholders***) who hold 200 ordinary shares (***Shares***) or less in PaperlinX Limited (ABN 70 005 146 350) (***PaperlinX***) as at 7.00 am (Melbourne time) on 7 September 2004 and have a registered address in Australia are entitled to participate in the top-up facility (***Top-Up Facility***) described in these terms and conditions (***Terms and Conditions***). Participation in the Top-Up Facility is voluntary. Applications to participate must be made on the Buy Instruction Form enclosed with these Terms and Conditions.

1.2 An Eligible Shareholder who elects to participate in the Top-Up Facility (***Participating Shareholder***) does so on the basis of the Buy Instruction Form, these Terms and Conditions and any associated documents provided or made available by PaperlinX to Eligible Shareholders (***Facility Documents***). Participation is also on the basis that a Participating Shareholder may only elect to purchase either A$1,000 or A$2,000 worth of Shares under the Top-Up Facility.

1.3 An Eligible Shareholder can only participate in either the Top-Up Facility or one of the sale facilities (being the Share Sale Facility or the Small Holding Sale Facility – the letter which accompanied these Terms and Conditions will indicate which of those facilities is open to each Eligible Shareholder). If an Eligible Shareholder attempts to participate in more than one of the facilities, only the first valid instruction received will be acted upon or, if separate valid instructions are received at the same time, only the instructions under the Top-Up Facility will be acted upon.

1.4 A Participating Shareholder will not be liable to pay any brokerage or handling fees for the purchase of Shares under the Top-Up Facility.

2. Offer Period

2.1 The Top-Up Facility will operate from 7 September 2004 to 10 November 2004 or for such shorter or longer period as may be determined by PaperlinX (***Offer Period***). PaperlinX reserves the right, on behalf of Credit Suisse First Boston Australia Equities Limited (ABN 35 068 232 708) (***Broker***) and for any reason, to modify the timetable for, or to terminate or suspend (for any period of time), the Top-Up Facility in its sole discretion. Any extension or shortening of the Offer Period, or suspension or termination of the Top-Up Facility, will be announced to the Australian Stock Exchange (***ASX***) and on its website (www.paperlinx.com), and will be advertised in "The Australian" newspaper, as soon as practicable by PaperlinX.

3. Roles of Computershare and the Broker

3.1 Each Participating Shareholder irrevocably appoints the Broker as execution-only broker to purchase Shares on behalf of the Participating Shareholder in accordance with the Facility Documents. The Broker is the holder of Australian financial services licence number 237237. Instructions from Participating Shareholders will be taken to be provided to the Broker at the time that Computershare Investor Services Pty Limited (ABN 48 078 279 277) (***Computershare***) advises the Broker of the batch in which the relevant Participating Shareholder's instructions are included in accordance with clause 5.2. PaperlinX will pay brokerage (and any applicable Australian GST) to the Broker in relation to the purchase of Shares through the Top-Up Facility.

3.2 **The Broker's appointment as 'execution-only' broker means that the Broker is not, nor are PaperlinX or Computershare, giving, nor are any of them obliged to give, any advice to any Eligible Shareholder. The Facility Documents do not constitute advice or a recommendation by any of the above to buy, sell or hold securities in PaperlinX, nor that the Top-Up Facility or any other facility is the best way to buy Shares.** Accordingly, before electing to participate in the Top-Up Facility, a Participating Shareholder should ensure that the Top-Up Facility meets the Participating Shareholder's own objectives, financial situation and needs. Any Eligible Shareholder unsure of what action to take should consult a licensed financial adviser.

3.3 Computershare will assist in the administration of the Top-Up Facility, including by processing Buy Instruction Forms received by it, communicating with Eligible Shareholders, collating and advising the Broker of batches of Shares to be purchased under the Top-Up Facility and liaising with the Broker in relation to purchases of Shares, banking cheques, and issuing transaction confirmation statements. PaperlinX will pay any handling fees (and any applicable Australian GST) to Computershare in respect of its role in the Top-Up Facility.

3.4 Each of the Broker and PaperlinX is irrevocably authorised by each Participating Shareholder to do all things and execute all documents (including to effect any holding adjustment, securities transformation or other transmission or transaction in relation to Shares purchased for a Participating Shareholder under the Top-Up Facility, and whether personally or, where practicable, through an agent) to facilitate the purchase of the relevant Shares by the Broker as broker under the Top-Up Facility.

4. Buy Instruction Form

4.1 To participate in the Top-Up Facility, an Eligible Shareholder must complete and sign the Buy Instruction Form in accordance with the instructions on it and return it to Computershare at an address shown on the Buy Instruction Form, together with an Australian dollar cheque for the amount nominated in the Buy Instruction Form made payable to "Computershare Investor Services Pty Limited – PPX Top-Up Trust Account". No interest will be payable to Participating Shareholders in relation to funds contributed by them in relation to the Top-Up Facility. Buy Instruction Forms and cheques must be received by Computershare at such an address by 5.00 pm (Melbourne time) on the last day of the Offer Period or sooner.

4.2 PaperlinX may, in its sole discretion, at any time determine that a Buy Instruction Form is valid in accordance with the Facility Documents, even if the Buy Instruction Form is incomplete, contains errors or is otherwise defective or is received after the end of the Offer Period. PaperlinX (or any agent of PaperlinX acting on its instructions) may correct any error in, or omission from, a Buy Instruction Form and complete the Buy Instruction Form by the insertion of any missing details. Notwithstanding anything to the contrary in these Terms and Conditions, none of PaperlinX, Computershare or the Broker is under any obligation to accept any Buy Instruction Form, whether completed correctly or not, and in particular none of the above is under any obligation to act on any Buy Instruction Form where a cheque for the amount nominated in the Buy Instruction Form has not been provided by the Eligible Shareholder, or is not denominated in Australian dollars and drawn on an Australian bank or an Australian branch of a foreign bank, or is not honoured on presentation.

5. Purchases of Shares

5.1 Computershare will establish and maintain an account called the "Computershare Investor Services Pty Limited – PPX Top-Up Trust Account" for the purposes of the Top-Up Facility, into which Computershare will deposit cheques received from Participating Shareholders and from which Participating Shareholders will be taken to instruct Computershare to remit the required amounts to the Broker for the settlement of purchases of Shares under the Top-Up Facility.

5.2 Computershare will process Buy Instruction Forms received by it as soon as practicable after receipt and may, from time to time and in consultation with the Broker, aggregate valid Buy Instruction Forms in respect of two or more Participating Shareholders according to the order in which they are processed to form batches of Shares to be purchased by the Broker. Computershare will advise the Broker of the Australian dollar amount available to purchase Shares in respect of each batch and the Broker will purchase Shares in the order in which the instructions in relation to each batch are provided by Computershare.

5.3 Purchases of Shares under the Top-Up Facility will be made by the Broker placing one or more orders to buy Shares comprising a batch on ASX in the ordinary course of business (including, in the Broker's sole discretion, by crossings). The Shares included in a batch may therefore be purchased by multiple trades at multiple prices and on multiple days.

5.4 The Broker may, in its sole discretion, purchase Shares for a Participating Shareholder at any time during the period commencing when the relevant Buy Instruction Form is processed by Computershare and ending on the date that is two weeks after the end of the Offer Period.

5.5 Without limitation to clauses 5.3 and 5.4, the Broker will generally attempt to purchase Shares comprising a batch on the trading day after being advised of the batch by Computershare under clause 5.2. However, the Broker may, in its sole discretion, delay the purchase of some or all of the Shares available to be purchased on a trading day, if it considers that to be in the best interests of the relevant Participating Shareholders (for example, because it considers market conditions to be unsuitable or to avoid an excessive concentration of purchases on a particular trading day).

5.6 The price (***Top-Up Price***) at which each Share will be purchased for a Participating Shareholder through the Top-Up Facility will be the volume weighted average price achieved by the Broker for the purchase of all Shares purchased by the Broker through the Top-Up Facility in the batch in which the Participating Shareholder's Shares

were purchased. The Top-Up Price will be calculated by the Broker and may not be challenged in the absence of manifest error.

5.7 **Participating Shareholders should note that they will not have control over the time of the purchase of their Shares, and therefore will not be able to personally ensure that the purchase occurs at a certain price. The Top-Up Price will depend upon the market conditions prevailing at the time of the purchase and may be different to the price for Shares appearing in the newspaper or quoted by ASX on the day that a Participating Shareholder's Buy Instruction Form is sent or on any other day, and may not be the best execution price on the trading day or trading days that the Participating Shareholder's Shares are purchased. The Shares purchased for different Participating Shareholders under the Top-Up Facility may be purchased at different Top-Up Prices.** None of PaperlinX, Computershare, the Broker nor any other person will on any account be liable, and a Participating Shareholder may not bring any claim or action against them, for not having purchased Shares at any specific price or on any specific date. However, without limitation to the foregoing, the Broker must purchase any Shares purchased under the Top-Up Facility at the best price reasonably obtainable for those Shares at the time of the relevant purchase.

5.8 The number of Shares purchased for a Participating Shareholder through the Top-Up Facility will be calculated on the basis of the amount nominated in the relevant Buy Instruction Form (being a value of either A$1,000 or A$2,000 only), divided by the Top-Up Price in respect of that Participating Shareholder, rounded down to the nearest whole number of Shares. Participating Shareholders will not have any entitlement to any residual Shares remaining following such rounding. If, after execution of a Participating Shareholder's purchase order under the Top-Up Facility, any amount remains of the amount provided by the Participating Shareholder for the purposes of the Top-Up Facility which was insufficient to purchase a Share, then that amount remaining will vest in PaperlinX. PaperlinX will donate all such amounts to The Salvation Army.

6. Confirmation

6.1 Computershare will notify each Participating Shareholder, by way of a transaction confirmation statement issued on behalf of the Broker and sent to the relevant Participating Shareholder's address as shown on the PaperlinX share register, of the number of Shares purchased for that Participating Shareholder through the Top-Up Facility and the Top-Up Price for those Shares, within 10 business days after settlement of the sale of the last Share in the batch in which the Shares for the Participating Shareholder were purchased.

7. Warranties and Acknowledgements

7.1 By signing and returning a Buy Instruction Form, a Participating Shareholder will, or will be deemed to:

(a) acknowledge that the Participating Shareholder has read, and agrees to, the terms and conditions of the Facility Documents;

(b) acknowledge that the Participating Shareholder is irrevocably bound to purchase the relevant amount of Shares through the Top-Up Facility at the Top-Up Price, and otherwise in accordance with the Facility Documents;

(c) warrant that the Participating Shareholder has not participated in either the Share Sale Facility or Small Holding Sale Facility (one of which will have been made available to the Participating Shareholder in conjunction with the Top-Up Facility), and has not previously participated in the Top-Up Facility;

(d) acknowledge that none of PaperlinX, Computershare, the Broker nor any other party involved in the Top-Up Facility has any liability to the Participating Shareholder other than for the provision of the Shares purchased for the Participating Shareholder in accordance with these Terms and Conditions;

(e) acknowledge that none of PaperlinX, Computershare, the Broker nor any other party involved in the Top-Up Facility has provided the Participating Shareholder with any investment advice or made any securities recommendations, nor has any obligation to provide such advice or make any such recommendations, concerning the Participating Shareholder's decision to purchase Shares, and that the Participating Shareholder has made its own decision to purchase Shares through the Top-Up Facility based on its consideration of its own objectives, financial situation and needs and its own investigations of the affairs of PaperlinX and its own analysis of the Facility Documents;

(f) acknowledge that if the Participating Shareholder's cheque is not honoured on presentation, Computershare or the Broker may place a holding lock (or similar) on, and cause to be sold, any Shares purchased for the Participating Shareholder through the Top-Up Facility and the Participating Shareholder must pay all costs and losses incurred as a result;

(g) appoint PaperlinX as the Participating Shareholder's agent to receive any notice (including a Financial Services Guide and any update of that document) that the Broker or Computershare is required to provide under the Corporations Act. Any such document will be made available on PaperlinX's website (www.paperlinx.com); and

(h) acknowledge that the Facility Documents are governed by the laws in force in Victoria.

Terms and Conditions – Share Sale Facility

1. Terms of Participation

1.1 Subject to clause 4.3, all persons (***Eligible Shareholders***) who hold a marketable parcel of ordinary shares (***Shares***) in PaperlinX Limited (ABN 70 005 146 350) (***PaperlinX***), not exceeding 200 shares in number as, at 7.00 am (Melbourne time) on 7 September 2004, have a registered address in Australia and who have not been advised by PaperlinX that they are eligible to participate in the Small Holding Sale Facility (which is being offered by PaperlinX to certain shareholders at the same time as this facility) are entitled to participate in the share sale facility (***Share Sale Facility***) described in these terms and conditions (***Terms and Conditions***). Participation in the Share Sale Facility is voluntary. Applications to participate must be made on the Sale Instruction Form enclosed with these Terms and Conditions.

1.2 An Eligible Shareholder who elects to participate in the Share Sale Facility (***Participating Shareholder***) does so on the basis of the Sale Instruction Form, these Terms and Conditions and any associated documents provided or made available by PaperlinX to Eligible Shareholders (***Facility Documents***). Participation is also on the basis that **all**, and not only some, of a Participating Shareholder's PaperlinX Shares will be sold under the Share Sale Facility.

1.3 An Eligible Shareholder can only participate in one of the Share Sale Facility or the Top-Up Facility. If an Eligible Shareholder attempts to participate in more than one of the facilities, only the first valid instruction received will be acted upon or, if separate valid instructions are received at the same time, only the instructions under the Top-Up Facility will be acted upon.

1.4 A Participating Shareholder will not be liable to pay any brokerage or handling fees for the sale of Shares under the Share Sale Facility. However, any other tax or charge on the sale of the Participating Shareholder's Shares will be for the account of the Participating Shareholder.

2. Offer Period

2.1 The Share Sale Facility will operate from 7 September 2004 to 10 November 2004 or for such shorter or longer period as may be determined by PaperlinX (***Offer Period***). PaperlinX reserves the right, on behalf of Credit Suisse First Boston Australia Equities Limited (ABN 35 068 232 708) (***Broker***) and for any reason, to modify the timetable for, or to terminate or suspend (for any period of time), the Share Sale Facility in its sole discretion. Any extension or shortening of the Offer Period, or suspension or termination of the Share Sale Facility, will be announced to the Australian Stock Exchange (***ASX***) and on its website (www.paperlinx.com), and will be advertised in "The Australian" newspaper, as soon as practicable by PaperlinX.

3. Roles of Computershare and the Broker

3.1 Each Participating Shareholder irrevocably appoints the Broker as execution-only broker to sell **all** of the Participating Shareholder's Shares on behalf of the Participating Shareholder in accordance with the Facility Documents. The Broker is the holder of Australian financial services licence number 237237. Instructions from Participating Shareholders will be taken to be provided to the Broker at the time that Computershare Investor Services Pty Limited (ABN 48 078 279 277) (***Computershare***) advises the Broker of the batch in which the relevant Participating Shareholder's Shares are included in accordance with clause 5.1. PaperlinX will pay brokerage (and any applicable Australian GST) to the Broker in relation to the sale of Shares through the Share Sale Facility.

3.2 **The Broker's appointment as 'execution-only' broker means that the Broker is not, nor are PaperlinX or Computershare, giving, nor are any of them obliged to give, any advice to any Eligible Shareholder. The Facility Documents do not constitute advice or a recommendation by any of the above to buy, sell or hold securities in PaperlinX, nor that the Share Sale Facility or any other facility is the best way to sell Shares.** Accordingly, before electing to participate in the Share Sale Facility, a Participating Shareholder should ensure that the Share Sale Facility meets the Participating Shareholder's own objectives, financial situation and needs. Any Eligible Shareholder unsure of what action to take should consult a licensed financial adviser.

3.3 Computershare will assist in the administration of the Share Sale Facility, including by processing Sale Instruction Forms received by it, communicating with Eligible Shareholders, collating and advising the Broker of batches of Shares to be sold under the Share Sale Facility and liaising with the Broker in relation to sales of Shares, issuing transaction confirmation statements and remitting sale proceeds. PaperlinX will pay any handling fees (and any applicable Australian GST) to Computershare in respect of its role in the Share Sale Facility.

3.4 Each of the Broker and PaperlinX is irrevocably authorised by each Participating Shareholder to do all things and execute all documents (including to effect any holding adjustment, securities transformation or other transmission or transaction in relation to a Participating Shareholder's Shares (such as converting a CHESS holding to an issuer sponsored holding where (if necessary) the relevant controlling participant has affixed its stamp to a Sale Instruction Form) and whether personally or, where practicable, through an agent) to facilitate the sale of all of their Shares by the Broker as broker under the Share Sale Facility.

4. Sale Instruction Form

4.1 To participate in the Share Sale Facility, an Eligible Shareholder must complete and sign the Sale Instruction Form in accordance with the instructions on it and return it to Computershare at an address shown on the Sale Instruction Form. Sale Instruction Forms must be received by Computershare at such an address by 5.00 pm (Melbourne time) on the last day of the Offer Period or sooner.

4.2 **Once a Participating Shareholder has returned their Sale Instruction Form, they are not permitted to sell any of their Shares outside the Share Sale Facility.** However, if following the time specified in clause 1.1 of these Terms and Conditions there is a decrease in the number of Shares held by an Eligible Shareholder before the Sale Instruction Form is processed, any Sale Instruction Form from that Eligible Shareholder will be taken as an instruction to sell their entire decreased holding.

4.3 If there is an increase in the number of Shares held by an Eligible Shareholder before any Sale Instruction Form for their Shares is processed, they will cease to be eligible to participate in the Share Sale Facility and any Sale Instruction Form received from them will not subsequently be acted upon.

4.4 PaperlinX may, in its sole discretion, at any time determine that a Sale Instruction Form is valid in accordance with the Facility Documents, even if the Sale Instruction Form is incomplete, contains errors or is otherwise defective or is received after the end of the Offer Period. PaperlinX (or any agent of PaperlinX acting on its instructions) may correct any error in, or omission from, a Sale Instruction Form and complete the Sale Instruction Form by the insertion of any missing details. Notwithstanding anything to the contrary in these Terms and Conditions, none of PaperlinX, Computershare or the Broker is under any obligation to accept any Sale Instruction Form, whether completed correctly or not.

5. Sales of Shares

5.1 Computershare will process Sale Instruction Forms received by it as soon as practicable after receipt and may, from time to time and in consultation with the Broker, aggregate valid Sale Instruction Forms in respect of two or more Participating Shareholders according to the order in which they are processed to form batches of Shares to be sold by the Broker. Computershare will advise the Broker of the number of Shares available to be sold in respect of each batch and the Broker will sell the Shares in the order in which the instructions in relation to each batch are provided by Computershare.

5.2 Sales of Shares under the Share Sale Facility will be made by the Broker placing one or more orders to sell Shares comprising a batch on ASX in the ordinary course of business (including, in the Broker's sole discretion, by crossings). The Shares included in a batch may therefore be sold by multiple trades at multiple prices and on multiple days.

5.3 The Broker may, in its sole discretion, sell a Participating Shareholder's Shares at any time during the period commencing when the relevant Sale Instruction Form is processed by Computershare and ending on the date that is two weeks after the end of the Offer Period.

5.4 Without limitation to clauses 5.2 and 5.3, the Broker will generally attempt to sell Shares comprising a batch on the trading day after being advised of the batch by Computershare under clause 5.1. However, the Broker may, in its sole discretion, delay the sale of some or all of the Shares available to be sold on a trading day, if it considers that to be in the best interests of the relevant Participating Shareholders (for example, because it considers market conditions to be unsuitable or to avoid an excessive concentration of sales on a particular trading day).

5.5 The price (***Sale Price***) that a Participating Shareholder will receive for each of their Shares that are sold through the Share Sale Facility will

be the volume weighted average price achieved by the Broker for the sale of all Shares sold by the Broker through the Share Sale Facility in the batch in which the Participating Shareholder's Shares were sold. The Sale Price will be calculated by the Broker and may not be challenged in the absence of manifest error.

5.6 **Participating Shareholders should note that they will not have control over the time of the sale of their Shares, and therefore will not be able to personally ensure that the sale occurs at a certain price. The Sale Price will depend upon the market conditions prevailing at the time of the sale and may be different to the price for Shares appearing in the newspaper or quoted by ASX on the day that a Participating Shareholder's Sale Instruction Form is sent or on any other day, and may not be the best execution price on the trading day or trading days that the Participating Shareholder's Shares are sold. Different Participating Shareholders may receive different Sale Prices for their Shares.** None of PaperlinX, Computershare, the Broker nor any other person will on any account be liable, and a Participating Shareholder may not bring any claim or action against them, for not having sold Shares at any specific price or on any specific date. However, without limitation to the foregoing, the Broker must sell any Shares sold under the Share Sale Facility at the best price reasonably obtainable for those shares at the time of the relevant sale.

5.7 The proceeds of sale of the Shares in each batch will be transferred as soon as practicable following settlement from the general trust accounts of the Broker to an account nominated and maintained by Computershare on behalf of Participating Shareholders, for the purpose of effecting payment to the relevant Participating Shareholders in accordance with clause 6.1.

6. Payment and Confirmation

6.1 Within 10 business days after the settlement of the sale of the last Share in the batch in which the Participating Shareholder's Shares were included:

(a) sale proceeds calculated in accordance with clause 5.5 will be paid to each Participating Shareholder in Australian dollars by cheque to the name or names shown in the PaperlinX share register; and

(b) Computershare will notify each Participating Shareholder, by way of a transaction confirmation statement issued on behalf of the Broker, of the number of their Shares sold through the Share Sale Facility and the Sale Price for those Shares.

The relevant cheque and transaction confirmation statement will be sent by post, at the risk of the Participating Shareholder, to the Participating Shareholder's address as shown on the PaperlinX share register.

7. Warranties and Acknowledgements

7.1 By signing and returning a Sale Instruction Form, a Participating Shareholder will, or will be deemed to:

(a) acknowledge that the Participating Shareholder has read, and agrees to, the terms and conditions of the Facility Documents;

(b) acknowledge that the Participating Shareholder is irrevocably bound to sell **all** of the Participating Shareholder's Shares through the Share Sale Facility at the Sale Price, and otherwise in accordance with the Facility Documents;

(c) warrant that the Participating Shareholder has not participated in the Top-Up Facility being made available in conjunction with the Share Sale Facility, and has not previously participated in the Share Sale Facility;

(d) warrant that at the time of executing and returning the Sale Instruction Form the Participating Shareholder is the registered holder of the Shares specified in the Sale Instruction Form;

(e) warrant (and authorise the Broker to warrant on the Participating Shareholder's behalf) to any buyer of the Participating Shareholder's Shares through the Share Sale Facility that the buyer will acquire good title to those Shares and full legal and beneficial ownership of them free from all mortgages, charges, liens, encumbrances (whether legal or equitable), restrictions on transfer of any kind and from any third party rights;

(f) agree not to sell any of the Participating Shareholder's Shares to any person once the Sale Instruction Form has been sent, and authorise Computershare to lock the Participating Shareholder's holding to prevent transfer of the Shares until they are required for settlement. If any Shares are sold in breach of this warranty, the Participating Shareholder will be deemed to have appointed the Broker or any officer of the Broker as their attorney to purchase Shares in the Participating Shareholder's name, and at the Participating Shareholder's expense, to satisfy the Participating Shareholder's obligations in relation to the sale of its Shares, and will indemnify the Broker and the attorney for all costs incurred by it in connection with any such purchase;

(g) authorise the transfer of their Shares to the Broker (or its nominee) for settlement of the sale under the Share Sale Facility;

(h) authorise the treatment of the sale proceeds for the Shares in accordance with clause 5.7;

(i) acknowledge that none of PaperlinX, Computershare, the Broker nor any other party involved in the Share Sale Facility has any liability to the Participating Shareholder other than for the payment of any sale proceeds determined and payable in accordance with these Terms and Conditions;

(j) acknowledge that none of PaperlinX, Computershare, the Broker nor any other party involved in the Share Sale Facility has provided the Participating Shareholder with any investment advice or made any securities recommendations, nor has any obligation to provide such advice or make any such recommendations, concerning the Participating Shareholder's decision to sell Shares, and that the Participating Shareholder has made its own decision to sell Shares through the Share Sale Facility based on its consideration of its own objectives, financial situation and needs and its own investigations of the affairs of PaperlinX and its own analysis of the Facility Documents;

(k) appoint PaperlinX as the Participating Shareholder's agent to receive any notice (including a Financial Services Guide and any update of that document) that the Broker or Computershare is required to provide under the Corporations Act. Any such document will be made available on PaperlinX's website (www.paperlinx.com); and

(l) acknowledge that the Facility Documents are governed by the laws in force in Victoria.

PaperlinX

PaperlinX Limited
ABN 70 005 146 350

Computershare

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 52 Melbourne
Victoria 8060 Australia
Enquiries (within Australia) 1800 232 867
(outside Australia) 61 3 9415 4021
Facsimile 61 3 9473 2529
web.queries@computershare.com.au
www.computershare.com

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

Holder Identification Number (HIN)

X 1234567890 IND

Use a black pen. Print in CAPITAL letters inside the grey areas. A B C 1 2 3

Where a choice is required, mark the box with an 'X' X

Notice of Retention of Small Shareholding

IMPORTANT:

This is an important document and requires your immediate attention. If you are in any doubt as to how to deal with it, please consult your financial or other professional advisor.

If you wish to retain your ordinary shares ("Shares") in PaperlinX Limited ("PaperlinX"), you must complete this form and return it to Computershare Investor Services Pty Limited ("Computershare"), as the share registry for PaperlinX, so that it is received at one of the addresses set out below by no later than 5.00pm (Melbourne time) on 10 November 2004.

If this form is not received by that time PaperlinX will be entitled to have your Shares sold for you. If your Shares are in a CHESS holding, PaperlinX may, without further notice to you, initiate a holding adjustment to move those Shares from that CHESS holding to an issuer sponsored or certificated holding for the purposes of sale under the Small Holding Sale Facility.

If you wish to sell your Shares under the Small Holding Sale Facility, you should not complete this form.

A Existing number of Shares

Number of Shares held as at 7.00am (Melbourne time) on 7 September 2004: XXXXXXXXX

B Retention of Shares

☐ I/we give notice that I/we wish to retain my/our shareholding in PaperlinX and that I/we do not want the provisions of Rule 99 of PaperlinX's constitution to apply to my/our Shares at this time.

C Sign Here - This section must be signed for your instructions to be executed.

By signing and returning this form, I/we confirm that I/we understand that my/our Shares will not be sold under the Small Holding Sale Facility.

Signature Instructions

If you do not want your Shares to be sold under the Small Holding Sale Facility, this form must be signed as follows in the space provided:

Joint holding: where the holding is in more than one name all of the securityholders must sign.

Power of Attorney: to sign under Power of Attorney, you must have already lodged that document with Computershare Investor Services Pty Limited ("Computershare"). Alternatively, attach a certified copy of the Power of Attorney to this form when you return it. When signing under a Power of Attorney, the attorney states that they have not received a notice of revocation of the Power of Attorney.

Deceased Estate: all executors must sign and, if not already noted by the registry, a certified copy of Probate or Letters of Administration must accompany this form.

Companies: this form must be signed by either 2 Directors or a Director and a Company Secretary. Alternatively, where the company has a Sole Director and, pursuant to the Corporations Act, there is no Company Secretary, or where the Sole Director is also the Sole Company Secretary, that Director may sign alone. Delete titles as applicable.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Director	Director/Company Secretary	Sole Director and Sole Company Secretary

D Contact Details

Please provide your telephone number and a contact name in case we need to contact you about this form.

Area Code	Daytime Phone Number	Contact Name

Privacy Statement

Personal information is collected on this form by Computershare, as registrar for PaperlinX, for the purpose of effecting your instructions in relation to the Small Holding Sale Facility, maintaining registers of securityholders, facilitating distribution payments and other corporate actions and communications. Your personal information may be disclosed to PaperlinX and its professional advisers, to our related bodies corporate, to external service companies such as print or mail service providers, or as otherwise required or permitted by law. If you would like details of your personal information held by Computershare, or you would like to correct information that is inaccurate, incorrect or out of date, please contact Computershare. You may elect not to receive marketing material by contacting Computershare. You can contact Computershare using the details provided on the front of this form or e-mail privacy@computershare.com.au

Lodgement Instructions

If you wish to retain your Shares, this Notice of Retention of Small Shareholding must be completed and received by Computershare at one of the addresses set out below **by no later than 5.00pm (Melbourne time) on 10 November 2004.** It is your responsibility to allow sufficient time to meet the closing date. A reply paid envelope is enclosed for posting within Australia.

Your Notice of Retention of Small Shareholding form must be sent to:

Computershare Investor Services Pty Limited
GPO Box 52
MELBOURNE VIC 8060

OR

Computershare Investor Services Pty Limited
Yarra Falls
452 Johnston Street
ABBOTSFORD VIC 3067

006100 V_009D3I

PaperlinX

PaperlinX Limited
ABN 70 005 146 350

Computershare

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 52 Melbourne
Victoria 8060 Australia
Enquiries (within Australia) 1800 232 867
(outside Australia) 61 3 9415 4021
Facsimile 61 3 9473 2529
web.queries@computershare.com.au
www.computershare.com

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

Holder Identification Number (HIN)

X 1234567890 IND

Use a black pen. Print in CAPITAL letters inside the grey areas. | A B C | 1 2 3 | Where a choice is required, mark the box with an 'X' | X |

Top-Up Facility - Buy Instruction Form

IMPORTANT: Use this form only if you wish to buy more ordinary shares ("Shares") in PaperlinX Limited ("PaperlinX")

A Existing number of Shares

Number of Shares held as at 7.00am (Melbourne time) on 7 September 2004: XXXXXXXXX

B Instruction to Buy Additional Shares

Please place an "X" in the box next to the amount of additional Shares that you wish to purchase under the Top-Up Facility. You may only apply for A$1,000 or A$2,000 worth of Shares.

☐ A$1,000 or ☐ A$2,000

Make your cheque or bank draft payable to "Computershare Investor Services Pty Limited - PPX Top-Up Trust Account" in Australian dollars and cross it "Not Negotiable". Your cheque or bank draft must be drawn on an Australian bank. The amount of your cheque must correspond with the amount crossed in section B.

Complete the cheque details in the boxes below.

Cheques will be processed on the day of receipt. Sufficient cleared funds must be held in your account as cheques returned unpaid may not be re-presented and may result in your instruction being rejected. Pin (do not staple) your cheque(s) to this form where indicated. Cash will not be accepted. Receipt for payment will not be forwarded.

Failure to comply with these instructions may result in your Buy Instruction Form being rejected.

Drawer	Cheque Number	BSB Number	Account Number	Amount of cheque
				A$

C Sign Here - This section must be signed for your instructions to be executed.

By signing and returning this form and attaching a cheque for payment of the amount nominated in section B above, I/we confirm that I/we:

- agree to all of the terms and conditions of the Top-Up Facility (the "Terms and Conditions") as enclosed with this form;
- agree to purchase Shares up to the amount specified in section B; and
- give the warranties, acknowledgements and agreements set out in the Terms and Conditions.

Signature Instructions

If you wish to participate in the Top-Up Facility, this form must be signed as follows in the space provided:

Joint holding: where the holding is in more than one name all of the securityholders must sign.

Power of Attorney: to sign under Power of Attorney, you must have already lodged that document with Computershare Investor Services Pty Limited ("Computershare"). Alternatively, attach a certified copy of the Power of Attorney to this form when you return it. When signing under a Power of Attorney, the attorney states that they have not received a notice of revocation of the Power of Attorney.

Deceased Estate: all executors must sign and, if not already noted by the registry, a certified copy of Probate or Letters of Administration must accompany this form.

Companies: this form must be signed by either 2 Directors or a Director and a Company Secretary. Alternatively, where the company has a Sole Director and, pursuant to the Corporations Act, there is no Company Secretary, or where the Sole Director is also the Sole Company Secretary, that Director may sign alone. Delete titles as applicable.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Director	Director/Company Secretary	Sole Director and Sole Company Secretary

PPX BXF 006100 V_0080-K

D

Contact Details

Please provide your telephone number and a contact name in case we need to contact you about this form.

Area Code	Daytime Phone Number	Contact Name

Privacy Statement

Personal information is collected on this form by Computershare, as registrar for PaperlinX, for the purpose of effecting your instructions in relation to the Top-Up Facility, maintaining registers of securityholders, facilitating distribution payments and other corporate actions and communications. Your personal information may be disclosed to our related bodies corporate, to PaperlinX and its professional advisers, to the Broker, to external service companies such as print or mail service providers, or as otherwise required or permitted by law. If you would like details of your personal information held by Computershare, or you would like to correct information that is inaccurate, incorrect or out of date, please contact Computershare. You may elect not to receive marketing material by contacting Computershare. You can contact Computershare using the details provided on the front of this form or e-mail privacy@computershare.com.au

Lodgement Instructions

If you wish to participate in the Top-Up Facility, this Buy Instruction Form must be completed and received by Computershare at one of the addresses set out below **by no later than 5.00pm (Melbourne time) on 10 November 2004**, subject to the closing time being extended or shortened in accordance the Terms and Conditions. It is your responsibility to allow sufficient time to meet the closing date. A reply paid envelope is enclosed.

Your Buy Instruction Form must be sent to:

Computershare Investor Services Pty Limited
GPO Box 52
MELBOURNE VIC 8060

OR

Computershare Investor Services Pty Limited
Yarra Falls
452 Johnston Street
ABBOTSFORD VIC 3067

006100 V_003D5J

PaperlinX Limited
ABN 70 005 146 350

Computershare

Enquiries (within Australia) 1800 232 867
(outside Australia) 61 3 9415 4021
Facsimile 61 3 9473 2529
web.queries@computershare.com.au
www.computershare.com

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

Holder Identification Number (HIN)

I 1234567890 IND

Use a black pen.
Print in CAPITAL letters inside the grey areas.

A B C | 1 2 3

Share Sale Facility - Sale Instruction Form - Chess

IMPORTANT: Use this form only if you wish to sell **all** your ordinary shares ("Shares") in PaperlinX Limited ("PaperlinX")

A Existing number of Shares

Number of Shares held as at 7.00am (Melbourne time) on 7 September 2004: XXXXXXXXX

B Sponsoring broker authorisation

If you would like to sell your entire shareholding through the Share Sale Facility, you must complete this form and send it to your sponsoring broker for stamping. By sending this form to your sponsoring broker you are instructing your sponsoring broker to stamp this form and to immediately forward it to Computershare Investor Services Pty Limited ("Computershare"), as the share registry for PaperlinX, in accordance with the lodgement instructions set out on this form. **Computershare will not process your Sale Instruction Form unless it has been stamped by your sponsoring broker.** By affixing its stamp here your sponsoring broker hereby approves the removal of your Shares from your CHESS holding to satisfy your sale instruction request.

BROKERS STAMP AUTHORISED

C Sign Here - This section must be signed for your instructions to be executed.

By signing and returning this form, I/we:

- agree to all of the terms and conditions of the Share Sale Facility (the "Terms and Conditions") as enclosed with this form;
- give the warranties, acknowledgements and agreements set out in the Terms and Conditions; and
- irrevocably authorise each of PaperlinX, Computershare and the Broker to transmit a message that initiates a holding adjustment in relation to the Shares held in my/our CHESS holding, or to take any other action that has the effect of deducting securities from my/our CHESS holding, for the purpose of sale under the Share Sale Facility.

Signature Instructions

If you wish to participate in the Share Sale Facility, this form must be signed as follows in the space provided:

Joint holding: where the holding is in more than one name all of the securityholders must sign.

Power of Attorney: to sign under Power of Attorney, you must have already lodged that document with Computershare. Alternatively, attach a certified copy of the Power of Attorney to this form when you return it. When signing under a Power of Attorney, the attorney states that they have not received a notice of revocation of the Power of Attorney.

Deceased Estate: all executors must sign and, if not already noted by the registry, a certified copy of Probate or Letters of Administration must accompany this form.

Companies: this form must be signed by either 2 Directors or a Director and a Company Secretary. Alternatively, where the company has a Sole Director and, pursuant to the Corporations Act, there is no Company Secretary, or where the Sole Director is also the Sole Company Secretary, that Director may sign alone. Delete titles as applicable.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Director	Director/Company Secretary	Sole Director and Sole Company Secretary

D Contact Details

Please provide your telephone number and a contact name in case we need to contact you about this form.

Area Code	Daytime Phone Number	Contact Name

Privacy Statement

Personal information is collected on this form by Computershare, as registrar for PaperlinX, for the purpose of effecting your instructions in relation to the Share Sale Facility, *maintaining registers of securityholders, facilitating distribution payments and other corporate actions and communications. Your personal information may be disclosed to our related* bodies corporate, to PaperlinX and its professional advisers, to the Broker, to external service companies such as print or mail service providers, or as otherwise required or permitted by law. If you would like details of your personal information held by Computershare, or you would like to correct information that is inaccurate, incorrect or out of date, please contact Computershare. You may elect not to receive marketing material by contacting Computershare. You can contact Computershare using the details provided on the front of this form or e-mail privacy@computershare.com.au

Lodgement Instructions

If you wish to participate in the Share Sale Facility, this Sale Instruction Form must be completed and received by Computershare at one of the addresses set out below **by no later than 5.00pm (Melbourne time) on 25 October 2004**, subject to the closing time being extended or shortened in accordance the Terms and Conditions. It is your responsibility to allow sufficient time to meet the closing date. A reply paid envelope is enclosed.

Your Sale Instruction Form must be sent to:

Computershare Investor Services Pty Limited
GPO Box 52
MELBOURNE VIC 8060

OR

Computershare Investor Services Pty Limited
Yarra Falls
452 Johnston Street
ABBOTSFORD VIC 3067

005885 V_009R2G

PaperlinX

PaperlinX Limited
ABN 70 005 146 350

Computershare

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 52 Melbourne
Victoria 8060 Australia
Enquiries (within Australia) 1800 232 867
(outside Australia) 61 3 9415 4021
Facsimile 61 3 9473 2529
web.queries@computershare.com.au
www.computershare.com

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

Securityholder Reference Number (SRN)

I 1234567890 IND

Use a black pen.
Print in CAPITAL letters inside the grey areas.

A B C | 1 2 3

Share Sale Facility - Sale Instruction Form - Issuer

IMPORTANT: Use this form only if you wish to sell **all** your ordinary shares ("Shares") in PaperlinX Limited ("PaperlinX")

A Existing number of Shares

Number of Shares held as at 7.00am (Melbourne time) on 7 September 2004: XXXXXXXXX

B Sign Here - This section must be signed for your instructions to be executed.

By signing and returning this form, I/we confirm that I/we:
- agree to all of the terms and conditions of the Share Sale Facility (the "Terms and Conditions") as enclosed with this form; and
- give the warranties, acknowledgements and agreements set out in the Terms and Conditions.

Signature Instructions

If you wish to participate in the Share Sale Facility, this form must be signed as follows in the space provided:

Joint holding: where the holding is in more than one name all of the securityholders must sign.

Power of Attorney: to sign under Power of Attorney, you must have already lodged that document with Computershare Investor Services Pty Limited ("Computershare"). Alternatively, attach a certified copy of the Power of Attorney to this form when you return it. When signing under a Power of Attorney, the attorney states that they have not received a notice of revocation of the Power of Attorney.

Deceased Estate: all executors must sign and, if not already noted by the registry, a certified copy of Probate or Letters of Administration must accompany this form.

Companies: this form must be signed by either 2 Directors or a Director and a Company Secretary. Alternatively, where the company has a Sole Director and, pursuant to the Corporations Act, there is no Company Secretary, or where the Sole Director is also the Sole Company Secretary, that Director may sign alone. Delete titles as applicable.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Director	Director/Company Secretary	Sole Director and Sole Company Secretary

C Contact Details

Please provide your telephone number and a contact name in case we need to contact you about this form.

Area Code	Daytime Phone Number	Contact Name

Privacy Statement

Personal information is collected on this form by Computershare, as registrar for PaperlinX, for the purpose of effecting your instructions in relation to the Share Sale Facility, maintaining registers of securityholders, facilitating distribution payments and other corporate actions and communications. Your personal information may be disclosed to our related bodies corporate, to PaperlinX and its professional advisers, to the Broker, to external service companies such as print or mail service providers, or as otherwise required or permitted by law. If you would like details of your personal information held by Computershare, or you would like to correct information that is inaccurate, incorrect or out of date, please contact Computershare. You may elect not to receive marketing material by contacting Computershare. You can contact Computershare using the details provided on the front of this form or e-mail privacy@computershare.com.au

Lodgement Instructions

If you wish to participate in the Share Sale Facility, this Sale Instruction Form must be completed and received by Computershare at one of the addresses set out below **by no later than 5.00pm (Melbourne time) on 10 November 2004**, subject to the closing time being extended or shortened in accordance the Terms and Conditions. It is your responsibility to allow sufficient time to meet the closing date. A reply paid envelope is enclosed.

Your Sale Instruction Form must be sent to:

Computershare Investor Services Pty Limited
GPO Box 52
MELBOURNE VIC 8060

OR

Computershare Investor Services Pty Limited
Yarra Falls
452 Johnston Street
ABBOTSFORD VIC 3067

006100 V_009D7H

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 26/08/2004

TIME: 13:52:08

TO: PAPERLINX LIMITED

FAX NO: 03-8540-2291

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Final Results 2003/2004 Presentation

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

PaperlinX

Final Results 2003 / 2004

August 2004

Disclaimer

Forward looking Statements:

Certain statements in this release relate to the future, including forward looking statements relating to PaperlinX's financial position and strategy. These forward looking statements involve known and unknown risks, uncertainties, assumptions and other important factors that could cause the actual results, performance or achievements of PaperlinX to be materially different from future results, performance or achievements expressed or implied by such statements. Neither PaperlinX nor any other person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this document will actually occur and you are cautioned not to place undue reliance on such forward looking statements.

Subject to any continuing obligations under applicable law or any relevant listing rules of the ASX, PaperlinX disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements in this document to reflect any change in expectations in relation thereto or any change in events, conditions or circumstances on which any such statement is based.

Presentation Sequence

- Introduction and Overview
- PaperlinX 2004 Full Year Result
- PaperlinX Merchanting
- Australian Paper
- Strategy and Outlook
- Questions and Answers

Managing Director and Chief Executive Officer

Tom Park

Senior Management

Tom Park	Chief Executive Officer
Darryl Abotomey	Chief Financial Officer
Eduard de Voogd	Chief Executive Officer - PaperlinX Europe
Peter Waterworth	Chief Operating Officer Paper Merchanting & Trading
David Goldthorp	Chief Operating Officer - Australian Paper
David Shirer	Executive General Manager - Corporate Affairs
Ross O'Brien	Executive General Manager - Human Resources
Roger Breen	Group General Manager – Australia/NZ
Chris Creighton	President – PaperlinX North America

Strategic Position

- Established global merchanting position
- Created a well diversified earnings base
- Unique Australian manufacturing with key strategic advantages
- Scope for increased returns
  - Paper merchanting: synergies
  - Manufacturing: productivity and strategic investments
  - Improved external environment

PaperlinX Global Platform


PAPERLINX
Australian Paper
(Paper Manufacturing)
Paper Merchanting
Communication Papers
Australia
Packaging Papers
Australia
Australasia
Australia
New Zealand
North America
Canada
USA
Europe
Continental Europe
UK and Ireland
South Africa
Asia
Singapore
Malaysia
Hong Kong
Paper Trading
Europe
North America
Asia

Core Operating Principles

- Focus resources on strengthening existing businesses
- Productivity to provide funds to improve sustainability and growth
- Actively prioritise activities based on value creation for customers and PaperlinX
- Fully leverage our global opportunities
- Invest in our people and their skills
- Compliance is mandatory
- Results oriented teamwork/success as a team

Shareholder Value Model


Productivity
Investments in Brands, People, Service
Superior Customer Value
Sustainable Results
PBIT Growth
Employees, Processes, Systems
Partnering
Customer Relationships
Supplier Alliances
Capital Expenditure Priorities
Acquisition Criteria
Working Capital Management
Constrained Funds Employed
Improved ROAFE
Increasing Economic Profit
Increased Shareholder Value

Economic Background

- Excess supply of fine papers internationally resulting in increased product availability and global price declines
- Discretionary expenditure on promotion and advertising remained subdued
- Significant currency movements
  - Effecting export earnings from Australia
  - Impact on Australian paper selling prices
  - Translation of foreign currency earnings
- Australian domestic paper market impacted by increased competition and lower Australian selling prices
- Conditions look to have bottomed during the period, with indicators improving

Value of Australian Dollar



0.8
0.7
0.6
0.5
0.4
0.3
US$
POUND
EURO
7/3/2000
8/27/2001
10/21/2002
12/16/2003

Result Summary

x Weak international paper selling prices and demand

x Strong Australian dollar

x Australian manufacturing profit impact exacerbated by strong A$ and lower A$ priced import competition

x Semi-extensible sack kraft paper

✓ Global merchant platform established

✓ European Investments delivering ahead of expectations:

- The Paper Company meets return target early
- BPMD

✓ Strong market position in all key regions

✓ Benefits of geographic and business mix

Financial Summary

		12 mths to June 2003	12 mths to June 2004	Change
Revenue	$m	3,618	6,212	72%
Operating Earnings (PBIT)	$m	231	190	(18%)
Net Profit after Tax	$m	132	109	(18%)

PaperlinX

Key Financial Measures

		12 months to June 2003	12 months to June 2004
Cash Flow from Operations	$m	234	403
Return (PBIT / Average funds employed)	%	12.3	7.5
Earnings per share	cps	36.9	24.7
Final dividend per share	cps	14.0	14.0
Total dividend per share	cps	27.5	27.5

PaperlinX

Highlights 2004 Full Year Result

- Buhrmann's paper merchanting division (BPMD) acquisition
- BPMD integration essentially complete
- Increasing brand investments
- Working capital management and operating cash flow
- Paper merchanting returns
- Organisational focus

Chief Financial Officer

Darryl Abotomey

Financial Highlights

✓ Successful acquisition and integration of Buhrmann's paper merchanting division to create PaperlinX Europe

✓ Completion of financing

✓ Solid financial position

✓ Balanced debt structure

✓ Capital expenditure below depreciation levels

Note: Results include acquisition of BPMD from 1/11/2003

Key Results


NPAT
$m
150
100
50
0
Jun '00
June '01
June '02
June '03
June '04

June 00*: $86.9 million
June 01: $105.6 million
June 02: $123.0 million
June 03: $132.1 million
June 04: $108.5 million

** proforma*

Key Variances:

- Weak international economies
- Benefit of acquisitions
- Lower international paper selling prices impact on profit margins
- Impact of stronger Australian dollar
- Finance structure benefits
  - Tax deductible goodwill

Operating Earnings

A$ millions	12 months to June 2003	%	12 months to June 2004	%
Sales Revenue	3,617.8		6,211.6	
Business Segment EBIT		%		%
Merchanting	92.0	36	147.5	69
Communication Papers	108.4	43	44.8	21
Packaging Papers	53.9	21	21.6	10
Corporate and Other	(23.4)		(24.2)	
Total Earnings before Interest and Tax	230.9		189.7	

PaperlinX

Key Financial Statistics

		June 2003	June 2004	
Sales volume	Million mt	2.3	3.9	70%
Sales revenue	$m	3,617.8	6,211.6	72%
Profit before interest, income tax, depreciation and amortisation	$m	313.2	300.7	(4)%
Profit before interest and income tax	$m	230.9	189.7	(18)%
Profit after tax, before goodwill amortisation	$m	147.7	126.0	(15)%
Profit after tax	$m	132.1	108.5	(18)%
Return on average shareholders equity	%	9.3	6.2	
Net Interest cover	X	5.7	3.9	
PBITA / Average funds employed	%	13.1	8.1	
PBIT / Average funds employed	%	12.3	7.5	

PaperlinX

Financial Summary

		June 2003	June 2004
Earnings per share, before goodwill amortisation	cps	41.2	28.6
Earnings per share	cps	36.9	24.7
Dividend	cps	27.5	27.5
Dividend franking	%	50	0
Net Operating Cash Flow	$m	234	403
Capital Expenditure (excluding acquisitions)	$m	64	55
Capital Expenditure (including acquisitions)	$m	391	1,167
Net tangible assets per share	$	3.30	3.15
Shareholders Equity (30 June)	$m	1,646	1,813
Net Debt / Equity	%	8.8	57.0
Net Debt / Net Debt & Equity	%	8.1	36.3

Acquisition of Buhrmann's Paper Merchanting Division

		€ million
• Payment to Buhrmann NV & Minorities		648
• Transaction costs		19
• Total cost		667
• Made up of		
– Net Assets		598
– Intangibles	- brands	15
	- goodwill	54

- No deferred consideration payment
- Valuation of one item is the subject of arbitration

Other/Financial

		12 months Jun 03	12 months Jun 04	Change %
Sales Revenue	$m	110	100	(1)
Profit before Interest & Tax	$m	(23)	(24)	3

- Spicers Stationery and Envelopes profits impacted by low priced imports
- One-off gain on sale of Victorian warehouse ($4.5m)
- Mix of other small one-offs
- Underlying corporate costs increased slightly reflecting larger organisation

Merchanting


PaperlinX Merchanting
Peter Waterworth
Australasia
Asia
North America
Paper Trading
Eduard de Voogd
Continental Europe
UK and Ireland
South Africa

Merchanting

		12 months Jun 03	12 months Jun 04	Change %
Sales Volume	'000 tonnes	1,477	3,060	107
Sales Revenue	$m	2,967	5,620	89
Profit Before Interest & Tax	$m	92	148	60
Return on Average Funds Employed	%	11.1	10.1	



'000 tonnes
SALES VOLUME
3200
2800
2400
2000
1600
1200
800
400
0
Jun' 00
Jun-01
Jun '02
Jun '03
Jun '04



$m
PBIT
160
140
120
100
80
60
40
20
0
Jun '00
Jun '01
Jun '02
Jun '03
Jun '04

Chief Operating Officer
Paper Merchanting and Trading

Peter Waterworth

Merchanting – Australia and New Zealand

		12 months Jun 03	12 months Jun 04	Change %
Sales Volume	'000 tonnes	585	605	4
Sales Revenue	A$m	1,116	1,050	(5)
Profit before Interest & Tax	A$m	29.3	29.1	-

- Strong competition
- Lower average pricing
- Subdued market conditions, improving in recent months
- Stable Australian & NZ merchanting earnings
- Smooth implementation of SAP system

Merchanting - Asia

		12 months Jun 03	12 months Jun 04	Change %
Sales Volume	'000 tonnes	67	71	6
Sales Revenue	S$m	92	99	8
Profit before Interest & Tax	S$m	2.3	2.2	(4)

- Asian economies remained weak
- Restructuring to improve productivity
- Focus on profitable business
- Prices and margins improving

Merchanting - North America

		12 months Jun 03	12 months Jun 04	Change %
Sales Volume	'000 tonnes	349	391	12
Sales Revenue	US$m	470	573	22
Profit before Interest & Tax	US$m	10.2	12.0	18

- Paper demand lagged economy
- Lower paper selling prices, particularly in Canada
- Volume growth ahead of the market
- Inclusion of Kelly Paper from 1 November 2003
- Canadian Competition Authority investigation
- Includes profit on sale of property (C$2.4m)

Paper Trading

		12 months Jun 03	12 months Jun 04	Change %
Sales Volume	'000 tonnes	104	158	52
Commission Volume	'000 tonnes	303	318	5
Sales Revenue	A$m	101	131	31
Profit before Interest & Tax	A$m	6.0	3.6	(40)

- Commission based business
- Selling prices and margins under pressure
- Now includes BPMD trading businesses
- Will benefit from any price rises

Chief Executive Officer
PaperlinX Europe

Eduard de Voogd

PaperlinX

PaperlinX Europe Structure

PAPERLINX EUROPE

United Kingdom Ireland	Western Europe	Southern & Central Europe & Nordic countries
United Kingdom	Belgium	Austria
Ireland	Denmark	Croatia
South Africa	Germany	Czech Republic
	Netherlands	Finland
		France
		Hungary
		Italy
		Poland
		Portugal
		Slovakia
		Slovenia
		Spain
		Sweden

PaperlinX

PaperlinX Europe - Market sizes (by revenue)

Proforma based Revenue for 8 months



Central Europe
Netherlands
UK and Ireland
Western Europe

PaperlinX Europe

		12 months Jun 03	*12 months Jun 04	Change %
Sales Volume	'000 tonnes	374	1,835	391
Sales Revenue	€m	486	2,092	330
Profit before Interest & Tax	€m	21.3	57.9	172

*Note: includes The Paper Company for 12 months and PaperlinX Europe for 8 months

- Weak market conditions prevailed through 2004
- Average selling prices lower by 9%
- April 2004 mill price rise announcements generally unsuccessful
- Strong market position maintained
- Strengthening demand in recent months

PaperlinX Europe – Synergies and Restructuring

- Integration of BPMD (acquired 1 November 2003), essentially complete, with good progress on synergies
- Benefits flowing from restructuring (Germany, UK)
- Restructuring underway in France
- Process and systems implementation
- Cost initiatives and synergy opportunities

PaperlinX Europe - Performance

- Excellent performance by The Paper Company
  - 15% return on funds employed at end of second year
- BPMD performing in line with expectations at operating profit level
- Earnings per share contribution ahead of target
- Improving outlook
- Paper selling price rises announced by suppliers

Chief Operating Officer
Australian Paper

David Goldthorp

PaperlinX

Australian Paper - Consolidated Result

		12 months Jun 03	12 months Jun 04	Change %
Sales Volume	'000 tonnes	845	836	(1)
Sales Revenue	A$m	1,063	969	(9)
Profit before Interest & Tax	A$m	162.3	66.4	(59)
Return on Average Funds Employed	%	14.7	5.8	

- Main Items impacting result
  - Reduced selling prices and volumes $45m
  - Machine downtime $10m
  - Sack Kraft quality $25m
  - Currency impact on export receipts nets off gain on imported pulp cost

PaperlinX

Australian Paper - Communication Papers

		12 months Jun 03	12 months Jun 04	Change %
Sales Volume	'000 tonnes	509	506	(1)
- Australia / New Zealand	%	81	78	
Sales Revenue	$m	788	715	(9)
Profit Before Interest & Tax	$m	108.4	44.8	(59)

- Increased supply to Australia of lower cost imported paper
- Reduced Australian sales volumes and margins
- Impact of stronger Australian dollar
  - Lower average Australian selling prices
  - Reduced export receipts
  - Reduced imported pulp costs
- Overall Australian paper market stable

Communication Papers - Current Initiatives

- Relaunch of improved Reflex copy paper
- Launch of Impress Silk coated paper
- Selling price increases announced for 1 August 2004
- Pulp project review continues

Australian Paper - Packaging Papers

		12 months Jun 03	12 months Jun 04	Change %
Sales Volume	'000 tonnes	336	330	(2)
• **Australia / New Zealand**	%	84	81	
Sales Revenue	$m	276	254	(8)
Profit Before Interest & Tax	$m	53.9	21.6	(60)

- Stable Australian linerboard segment
- Lower export receipts
  - Weak export markets
  - Currency impact
- Higher market specifications for sack and bag paper
- Increased import competition for sack and bag papers

Packaging Papers – Current Initiatives

- Rebuild of number 1 paper machine at Maryvale
  - Top quartile of producers
  - Complementary to semi-extensible unit
- Volume recovery with domestic sack and bag customers
- Committed to leadership position with our customers

Strategy and Outlook

Managing Director and
Chief Executive Officer

Tom Park

2004 Summary

- Global merchanting platform established
  - BPMD acquisition and integration
  - Balanced business portfolio
- Acquisitions ahead of expectations
- Currency and global paper supply/demand impacts
- Product quality and brand investments
- Direction, disciplines and structure in place
- Dividend maintained

Business Outlook - Overall

- Global indications for paper are improving
- Australian exchange rate appears to have stabilised
- Strategies and productivity are on-plan
- Key investments are underway or defined
- Further opportunities to benefit from global structure

Business Outlook - Financial

- Australian Paper recovering
  - Improvement from depressed 2nd half 2003/04
  - Full year to similar levels as 2003/04
  - Foresee strengthening into 2005/06
- Merchanting strengthening
  - Synergy benefits
  - Major markets firming
  - Full year impact of BPMD

Questions & Answers

PaperlinX

PaperlinX

This document is not a prospectus. It has been prepared solely for the purpose of information and does not constitute, nor is it intended to constitute, an offer or invitation to any person to buy or sell shares in PaperlinX Ltd. PaperlinX Ltd and its related entities and each of their respective directors, officers and agents (all, 'PaperlinX') have prepared the information contained in this document in good faith and have attempted to ensure that it is accurate at the time of preparation. However, no warranty is made as to the accuracy or reliability of any statements, estimates or opinions or other information contained in this document (any of which may change without notice) and, to the maximum extent permitted by law, PaperlinX disclaims all liability and responsibility for any direct or indirect loss or damage which may be suffered by any recipient through relying on anything contained in or omitted from this document.

PaperlinX strongly advises any reader to make their own enquiries and to seek independent professional advice before making any investment decisions.

PaperlinX Limited - 307 Ferntree Gully Rd, Mt Waverley, Victoria 3149, Australia - ABN 70 005 146 350

PaperlinX

82-5061

PaperlinX Limited
ACN 005 146 350
307 Ferntree Gully Road, Mt Waverley
Victoria 3149 Australia
Tel: +61 3 8540 2264
Fax: +61 3 8540 2291

26 August, 2004

Company Announcements Office,
Australian Stock Exchange,
20 Bridge Street,
Sydney NSW 2000

No of Attachments: 3

Results for Announcement to Market

We attach the following pursuant to Listing Rule 4.3A:

- News Release on PaperlinX Limited's results for the financial year ended 30 June 2004
- ASX Appendix 4E (Preliminary Final Report) and Statement to ASX for the financial year ended 30 June 2004.

Yours faithfully,

Richard Hobson
COMPANY SECRETARY

PaperlinX

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

NEWS RELEASE

PRESS RELEASE

26 August, 2004

PAPERLINX PROFIT BENEFITS FROM BUSINESS MIX

PaperlinX today announced a net profit for the 2004 financial year of A$109 million (A$132 million in the prior corresponding period), on revenue of A$6.2 billion (A$3.6 billion). A final dividend of 14 cents per share is in line with last year, bringing the total dividend paid for the year to 27.5 cents.

Operating cash flow remained strong at $403 million, up from $234 million in the prior year.

Announcing the result today, PaperlinX's Chief Executive Officer, Mr Tom Park, said, "While the results today show the effects of a difficult business environment, PaperlinX has achieved much over the past year, highlighted by the acquisition of Buhrmann NV's paper merchanting division, on 1 November 2003. This has established PaperlinX as the leading global fine paper merchant, building on our strong growth over the past four years.

"The benefit of this acquisition can be seen in the full year results, combining with our existing merchanting businesses and our unique Australian manufacturing business to provide earnings diversity geographically and by business stream. Despite this positive strategic move, our result for 2004 is a disappointing one, and does not fully reflect either the benefits gained from this acquisition or the hard work of our employees around the world. However, with a 7.5% return on average funds employed, our results do compare creditably with our international peer group given the depressed 2003/04 environment.

"The major contributor to this disappointing result have been subdued global paper demand and weak international pricing exacerbated by the substantial rise in the Australian dollar over the past year and a half. Difficulties in meeting semi-extensible sack kraft market requirements also negatively impacted the result. These adverse factors had a particularly significant impact on the results from our Australian manufacturing business, Australian Paper.

"Our paper merchanting businesses have performed well in this difficult trading environment, holding overall returns on average funds employed above 10% (including acquisitions) and growing volume in all major markets.

NEWS RELEASE

"Buhrmann's paper merchanting division, now fully integrated into PaperlinX, has met synergy and operating earnings targets, and has exceeded our earnings per share targets for the first eight months. The Paper Company, acquired two years ago, has met its target return on funds employed of 15% one year ahead of plan.

"While 2004 was a tough year for PaperlinX, the platform we have established offers opportunities to improve our returns, with or without improvements in the external environment, as we continue to focus on synergies across our merchanting operations, productivity in all our businesses and identifying the appropriate balance of strategic investments to lift and secure our returns for the future. All of PaperlinX's business segments are well positioned to improve their performance."

For further information, please contact:

Mr Thomas P Park
Chief Executive Officer
PaperlinX Limited
Ph: +61 (3) 8540 2333

Mr Darryl Abotomey
Chief Financial Officer
PaperlinX Limited
Ph: +61 (3) 8540 2305
Ph: +61 (419) 838 059

Mr David Shirer
Executive General Manager
Corporate Affairs
PaperlinX Limited
Ph: +61 (3) 8540 2302
Ph: +61 (407) 512 521

Forward looking Statements:
Certain statements in this release relate to the future, including forward looking statements relating to PaperlinX's financial position and strategy. These forward looking statements involve known and unknown risks, uncertainties, assumptions and other important factors that could cause the actual results, performance or achievements of PaperlinX to be materially different from future results, performance or achievements expressed or implied by such statements. Neither PaperlinX nor any other person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this document will actually occur and you are cautioned not to place undue reliance on such forward looking statements.

Subject to any continuing obligations under applicable law or any relevant listing rules of the ASX, PaperlinX disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements in this document to reflect any change in expectations in relation thereto or any change in events, conditions or circumstances on which any such statement is based.

Editors Note:
PaperlinX is the world's leading fine paper merchant, with businesses in Australia, New Zealand, Asia, North America and Europe. Through its Australian Paper division, it is also the only Australasian producer of high quality communication papers, and a major producer of high performance packaging and industrial papers.

82-5061

PaperlinX

ACN 005 146 350 ABN 70 005 146 350

NEWS RELEASE

26 August 2004

Statement to Australian Stock Exchange and News Media for the financial year ended 30 June 2004

REVIEW OF THE TWELVE MONTHS

Key Influences on Result

In the year ended 30 June 2004, PaperlinX has established the world's leading fine paper merchant, which in conjunction with our unique Australian manufacturing position, creates a solid and balanced foundation for our future. PaperlinX is now well diversified both geographically and by business segment.

Despite positive strategic progress, the profit performance for the year was disappointing, with profit after tax of $108.5 million, being 18% below the prior year with a similar decline in earnings before interest and tax.

The major positive impacts on the full year result were:

- Acquisition of Buhrmann's paper merchanting division (BPMD). This business is included for the 8 months from 1 November 2003
- Increased sales volumes in all major merchanting markets
- Excellent performance from The Paper Company in UK and Ireland
- Returns ahead of expectation for the BPMD acquisition

The above positive impacts were offset by:

- Worldwide excess supply of fine papers, resulting in reduced selling prices
- Currency volatility impacting in Australia:
  - Paper selling prices
  - Export revenue
  - Translation of earnings
- Intense competition in the Australian market
- Difficulties in meeting semi-extensible sack kraft market requirements

Highlights of the full year results are:

♦ Sales Volume	3.6 million tonnes
♦ Sales Revenue	$6.2 billion
♦ Profit after Tax	$108.5 million
♦ Net operating cash flow	$402.7 million
♦ EPS before goodwill amortisation	28.6 cps
♦ EPS after goodwill amortisation	24.7 cps
♦ Dividend maintained at	27.5 cps

PaperlinX

		PaperlinX Limited & Controlled Entities		
		12 months to June 2004	12 months to Jun 2003	% Change
Sales Revenue	$m	6,211.6	3,617.8	72
Profit from Ordinary Activities before interest, income tax, amortisation and depreciation	$m	300.7	313.2	(4)
Profit from Ordinary Activities before interest & income tax (PBIT)	$m	189.7	230.9	(18)
Profit from Ordinary Activities before income tax	$m	141.2	190.4	(26)
Profit from Ordinary Activities after income tax	$m	108.5	132.1	(18)
Key Ratios				
Profit from Ordinary Activities before interest and income tax to average funds employed	%	7.5	12.3	
Return on average shareholders equity	%	6.2	9.3	
Net operating cash flow	$m	402.7	234.0	
Net interest cover (times)	x	3.9	5.7	
Earnings per share before goodwill amortisation	cps	28.6	41.2	
Earnings per share	cps	24.7	36.9	
Dividend per share	cps	27.5	27.5	
Note: In this statement currency is AUD unless otherwise indicated.				

PaperlinX's earnings for the year to 30 June 2004 were significantly influenced by a number of factors:

- The company completed the acquisition of BPMD, Europe's largest paper merchant, on 1 November 2003, at a total cost of €667 million (A$1.1 billion). BPMD's European operating companies have joined The Paper Company to create 'PaperlinX Europe'. The European business is now performing well with:
  - The Paper Company achieving a return on funds employed in excess of 15% by the end of the second year since it was acquired - twelve months ahead of target
  - BPMD's net contribution ahead of target for the first eight months and contributing by being significantly eps accretive
- The global excess supply of fine paper continued to depress selling prices, with lower average selling prices compared to the prior year being realised in all major markets.
- Currency volatility adversely impacted earnings with an unfavourable net impact on PBIT for the year compared to the prior year, of approximately $60 million. This comprises reduced Australian selling prices, lower export revenue, the translation of overseas earnings, partially offset by reduced imported pulp costs. The average AUD/USD exchange rate of 0.7061 was 20% higher than the prior year.
- Higher sales volumes were achieved in merchanting in all major regions, with total merchanting volume for the year of 3.1 million tonnes.

PaperlinX

- Benefits are being delivered from the structure utilised for the acquisition of BPMD which will continue to be advantageous in future years.
- In the Packaging Papers business, sales of sack kraft have been adversely affected by lower selling prices and changing market specifications which impacted on our domestic sales volumes.
- Cash flow from operations was strong at $403 million with a significant proportion arising from the management of working capital.

Profit before interest and tax of $189.7 million, and profit after tax of $108.5 million, are 18% below the prior year. Overall return on average funds employed for the year is 7.5%, which includes 10.1% in merchanting and 5.8% in Australian Paper.

PaperlinX's balance sheet and key financial ratios remain strong.

DIVIDEND

Directors have declared an unfranked final dividend of 14 cents per share, resulting in total dividends for the year of 27.5 cents per share - the same level as the prior year.

The Board decided to maintain the level of dividend after taking into consideration the strong cash flow, the underlying financial strength of the business and the outlook.

The significant reduction in the earnings of the Australian based business combined with the increasing proportion of earnings being generated by the overseas businesses resulted in the dividend being unfranked.

The dividend will be mailed on 30 September 2004 to shareholders on record as of 10 September 2004 as being entitled to the dividend.

PaperlinX

OPERATIONS

The following table shows, for PaperlinX Limited and controlled entities, Operating Profit from Ordinary Activities, Sales Revenue, and Total Assets by industry and geographic segments for the twelve months to 30 June 2004 and 30 June 2003.

	Operating Profit		Sales Revenue		Total Assets	
	June 2004	Jun 2003	June 2004	Jun 2003	June 2004	Jun 2003
	$m	$m	$m	$m	$m	$m
Industry Segments						
Merchanting & Paper Trading [1] [2]	147.5	92.0	5,620.4	2,966.8	3,410.6	1,361.1
Communication Papers [1]	44.8	108.4	714.7	787.5	872.5	894.4
Packaging Papers [1]	21.6	53.9	254.2	275.6	313.9	296.5
Corporate and Other [1]	(24.2)	(23.4)	100.5	110.1	142.5	386.6
Operating profit from Ordinary Activities before interest & income tax	189.7	230.9				
Net Interest	(48.5)	(40.5)				
Income Tax Expense	(32.5)	(58.3)				
Outside Equity Interests	(0.2)					
Inter-segment Sales			(478.2)	(522.2)		
Unallocated Assets (deferred tax assets)					40.6	40.2
Total:	108.5	132.1	6,211.6	3,617.8	4,780.1	2,978.8
Geographic Segments [2] [3]						
Australia & New Zealand [1]	72.3	172.3	1,641.5	1,763.2	1,775.2	2,053.9
North America [1] [2] [3]	16.4	18.3	904.3	898.3	421.9	366.6
Europe [1] [2]	98.9	37.9	3,576.1	867.2	2,483.7	467.7
Asia [1] [2]	2.1	2.4	89.7	89.1	58.7	50.4
Operating profit from Ordinary Activities before interest & income tax	189.7	230.9				
Net Interest	(48.5)	(40.5)				
Income Tax Expense	(32.5)	(58.3)				
Outside Equity Interests	(0.2)	-				
Unallocated Assets (deferred tax assets)					40.6	40.2
Total:	108.5	132.1	6,211.6	3,617.8	4,780.1	2,978.8

(1) Profit before interest and income tax.

(2) Buhrmann's paper merchanting division included from 1/11/03.

(3) The geographic segments reflect PaperlinX's management structure – sales, profits and assets are shown in the region where the business is based.

MERCHANTING

		12 mnths Jun 04	12 mnths Jun 03
Sales Volume	'000 tonnes	3,060	1,477
Sales Revenue	A$m	5,620.4	2,966.8
Operating Profit before Interest & Tax	A$m	147.5	92.0
Return on Average Funds Employed	%	10.1	11.1

The PaperlinX Merchanting results include BPMD for the eight months from 1 November 2003. BPMD businesses operate predominately in Europe, however there are also businesses in North America, South Africa, Asia and Paper Trading.

Largely due to the inclusion of BPMD, sales revenue was up 89% to A$5.6 billion on an increase in volumes sold of 107%, reflecting the lower average selling prices experienced in all major regions. Profit before interest and tax increased 60% over the prior period. The impact of translation of overseas earnings reduced the reported merchanting profit by $6 million compared to the prior period.

The major influence on the business has been the global excess supply of paper, partially due to depressed world economic conditions, which has led to intense competition and lower selling prices. The average selling price for the year was 8.5% lower than the prior year.

Considering the general market conditions, PaperlinX's merchants have performed well, with many notable achievements as outlined in this report. Sales volumes have been maintained or improved in all major regions. A focus on growing profitable business has resulted in gross margin percentages improving, although cash margins have reduced due to lower international paper selling prices. Return on average funds employed in merchanting was 10.1% reflecting the good operating performance and management focus on reducing working capital which was 9.5% lower on a comparable basis..

At an operating profit level (including synergy benefits), BPMD performed to our expectation for the eight months since acquisition. At a net contribution level (ie after interest and tax) the performance is ahead of expectation.

Following further weakening of paper selling prices in the second half, in the last few months of the year paper selling prices were showing signs of strengthening off the depressed base. Increases are being achieved in the USA and Asia and increases have been announced in all other regions.

PaperlinX has established the world's leading fine paper merchant. The merchanting business is and will continue to derive cost efficiencies from its structure and is well placed to benefit from improved economic conditions and increased demand for printing papers.

Australia & New Zealand

		12 mnths Jun 04	12 mnths Jun 03
Sales Volume	'000 tonnes	605	585
Sales Revenue	A$m	1,050.4	1,116.2
Operating Profit before Interest & Tax	A$m	29.1	29.3

Competition in Australia and New Zealand was intense during the period. The appreciation in the Australian dollar resulted in a higher level of imports as overseas suppliers focussed more product into the market to take advantage of stable Australian demand in the face of weak international market conditions. This in turn led to lower average selling prices.

Despite the highly competitive environment and average selling prices being down $170 per tonne or 9%, PaperlinX increased its sales volume by 3.5% and maintained its overall profit level.

PaperlinX's Australian and New Zealand business maintained a strong market position, grew market share in both countries and delivered good returns.

In Australia, the transition of all merchanting businesses to a new business transaction system (SAP) was completed successfully, providing opportunities to leverage the benefits of a common information base. The business has also committed to consolidating its Melbourne offices.

At the end of the period, many paper suppliers to the Australian market have announced selling price increases in the range from 3% to 6% to be effective in the first half of 2004/5.

Europe

		12 mnths Jun 04	12 mnths Jun 03
Sales Volume	'000 tonnes	1,835	374
Sales Revenue	€m	2,092.3	486.3
Operating Profit before Interest & Tax	€m	57.9	21.3

PaperlinX Europe, comprising The Paper Company (which operates in the UK and Ireland), the BPMD European businesses, and South Africa, operates in 20 countries.

The Paper Company has continued its excellent performance, increasing sales volume more than 3% and achieving a return on funds employed at the end of the year - its second year since acquisition - in excess of 15%. Combined with the increased sales volume, yet lower average selling prices, earnings increased 14% as the business delivered benefits from efficiency improvement initiatives and strong working capital management. The business continues to perform well.

PaperlinX

The results include the European operations of BPMD for the eight months since 1 November 2003. On a proforma basis, sales volumes in the BPMD operations were in line with the prior year reflecting a healthy market share. Despite softening markets in the key regions of the Netherlands, France and Germany, the business has performed well and in line with expectations at the operating level.

Prior to acquisition restructuring initiatives were implemented in Germany, UK, France and Netherlands with the beneficial results being delivered in line with our expectations. Further restructuring is continuing in France, with cost initiatives and synergy opportunities underway in other countries.

Market conditions within Europe vary considerably. Paper suppliers have announced selling price increases for September 2004, although previous increases announced in the second half of the 2003/4 financial year have not been successfully implemented in most markets. For the year, average selling prices across PaperlinX Europe were down 7% compared to the prior year.

PaperlinX Europe is performing well and we expect this to continue as we capitalise on the opportunities of this unique business.

North America

		12 mnths Jun 04	12 mnths Jun 03
Sales Volume	'000 tonnes	391	349
Sales Revenue	US$m	573.4	469.9
Operating Profit before Interest & Tax	US$m	12.0	10.2

PaperlinX North America achieved increased sales volumes despite lower average selling prices compared to the prior year. For the majority of the year, overall market demand for printing paper lagged the general economic improvements being reported.

In the USA, PaperlinX's merchants (excluding Kelly paper - ex BPMD) increased volume by 3%, which was ahead of market growth, however this only partially offset lower average selling prices which were an average of 2% below the prior year. Towards the end of the year, increases in USA employment levels coincided with stronger levels of demand for printing papers and gradually higher selling prices were implemented by PaperlinX and the industry generally.

The addition of Kelly Paper in the USA (ex BPMD) has created a number of synergy benefits, as this business is complementary to the previous PaperlinX USA businesses. The Kelly Paper business is performing to expectation.

In Canada, the strengthening of the Canadian currency against the United States currency, affected selling prices and demand. Print demand transferred across the border to the USA and selling prices in the last quarter of the year deteriorated further. The first half of the year was adversely affected by the investigation by the Canadian Competition Authority and the resulting legal costs. As previously

PaperlinX

advised, we believe the major effect of this investigation on PaperlinX has passed. Despite the tough trading environment, PaperlinX's Canadian business increased sales volumes by 7.5% on revenue 3% lower than the prior year due to selling prices being down an average of 10% from the prior year.

In Canada, the Vancouver warehouse and offices were sold under a sale and leaseback arrangement, a step that was planned at the time of acquiring the business. The sale generated a profit of CAD$2.4 million.

Asia

		12 mnths Jun 04	12 mnths Jun 03
Sales Volume	'000 tonnes	71	67
Sales Revenue	S$m	99.3	92.0
Operating Profit before Interest & Tax	S$m	2.2	2.3

The overall year in Asia has been another challenging one characterised by weak demand and competitive trading conditions. Compared to the prior year, selling prices and margins continued to be under pressure. A major concentration in the year has been restructuring elements of the Asian business to improve productivity and focussing on profitable business. During the last quarter, selling prices started to increase with some suppliers having restricted availability of product.

The acquisition of Winpac in Singapore (ex BPMD) provides the opportunity to leverage synergies with our pre existing business in this market, to further improve our overall performance in this region.

Paper Trading

		12 mnths Jun 04	12 mnths Jun 03
Sales Volume	'000 tonnes	158	104
Commission Volume	'000 tonnes	318	303
Sales Revenue	A$m	131.4	100.5
Operating Profit before Interest & Tax	A$m	3.6	6.0

Paper Products Marketing is PaperlinX's Paper Trading business that sells paper products in over 65 countries. The business links paper manufacturers and customers, predominately on a commission basis.

The results for the year were impacted by lower overall selling prices and the loss of some agencies where compensation was received in the prior year.

As a commission based business, Paper Products Marketing will benefit from higher paper selling prices.

PaperlinX

AUSTRALIAN PAPER - CONSOLIDATED

		12 mnths Jun 04	12 mnths Jun 03
Sales Volume	'000 tonnes	836	845
Sales Revenue	A$m	968.9	1,063.1
Operating Profit before Interest & Tax	A$m	66.4	162.3
Return on Average Funds Employed	%	5.8	14.7

Australian Paper is the trading name for PaperlinX's Communication Papers and Packaging Papers businesses, which produce printing and writing papers and high performance packaging papers predominately for the Australian and New Zealand markets.

Australian Paper had a disappointing operating result which was down 60% on the prior year. The major components affecting the PBIT result were:

	Approximate PBIT Impact
• Reduced selling prices and volumes in Australia and New Zealand due to the strengthened currency and excess supply of paper internationally	($45 m)
• Machine downtime taken due to the strengthened currency and our target to only sell above cash cost. Downtime increased to 6% of available capacity	($10 m)
• Semi extensible sack kraft production quality not achieving market requirements	($25 m)
• The strengthened currency reduced the revenue from export sales, however this was offset by the lower cost of imported pulp.	

Further details relating to Australian Paper's Communication Papers and Packaging Papers businesses appear below.

PaperlinX

Australian Paper: Communication Papers

		12 mnths Jun 04	12 mnths Jun 03
Sales Volume	'000 tonnes	506	509
- Australia/New Zealand	%	78	81
Sales Revenue	A$m	714.7	787.5
Operating Profit before Interest & Tax	A$m	44.8	108.4

Australian Paper's Communication Papers business has continued to face intense competition from imported products entering the Australian market and lower export receipts due to the strength of the Australian dollar, which increased 20% against the US dollar compared to the prior year.

Imports account for approximately 65% of the communication papers sold in Australia. Worldwide supply of paper has been exceeding demand, resulting in extremely competitive prices as suppliers look for markets in which to sell their products. New suppliers into the Australian market included manufacturers from Russia, China, and Taiwan.

This excess paper supply and lower international paper selling prices, combined with the strength of the Australian dollar, resulted in overall selling prices being down 8.5% for our Communication Papers business when compared to the prior year. The most significant selling price reductions were for exports which were A$200 per tonne lower.

In the major sector of cutsize office papers, REFLEX™ maintained its market leadership. Product enhancements have been launched improving REFLEX™'s competitiveness.

The publishing papers segment was the area most affected by lower Australian selling prices. Import competition accounts for approximately 80% of the product sold in this segment in Australia.

Overall volume sold by the Communication Papers business was at a similar level to the prior year, however sales in Australia were down 14,000 tonnes, resulting in a higher level of exports. This sales mix adversely affects earnings as exports were at a significantly lower contribution rate.

Market related paper machine downtime was higher during the year, in line with our policy only to sell for export at a positive cash contribution. Total machine downtime for market reasons was 6.5% of total production, compared to 1% in the prior year - an additional cost of $10 million.

Manufacturing costs were reduced during the period by a combination of the ongoing focus on cost efficiencies, the lower average cost of imported raw materials such as pulp due to the stronger Australian currency, and through leveraging purchasing opportunities.

Market demand strengthened in the last quarter, with a tightening of supply in some imported products. Following the deterioration in selling prices throughout 2003/4 resulting in a low point at year end, paper selling prices are strengthening, with a range of increases being announced by overseas suppliers. Australian Paper has announced increased paper selling prices of 3% to 6% across most of its range. The Australian currency volatility appears to have stabilised around USD0.70, compared to the peak of USD0.80, which occurred in the second half of the financial year.

Globally there has been a strengthening in paper demand and pricing, which if sustained, could flow through to impact positively on the Communication Papers business in the January to June 2005 period.

PaperlinX's Communication Papers business is focussed on providing Australian customers with quality Australian produced paper, enhancing its brands, superior customer service, and with an ongoing focus on cost efficient manufacturing.

PaperlinX

Australian Paper: Packaging Papers

		12 mnths Jun 04	12 mnths Jun 03
Sales Volume	'000 tonnes	330	336
- Australia/New Zealand	%	81	84
Sales Revenue	A$m	254.2	275.6
Operating Profit before Interest & Tax	A$m	21.6	53.9

The Packaging Papers segment of Australian Paper comprises two main sectors, namely linerboards, used in the manufacture of corrugated boxes, and sack and bag papers, used to make paper sacks, carry bags and wrapping papers.

Overall profitability in this business was significantly affected by the poor performance of the sack and bag sector which has been impacted by low selling prices and lower sales volumes into the Australian market. The impact was approximately $25 million compared to the prior year.

The Australian linerboard sector maintained profitability. Export volumes increased, however export selling prices were at lower levels and revenue was adversely impacted by the higher Australian exchange rates.

The sack and bag sector continues to face major challenges from imported products and changing product specifications. This has resulted in the Packaging Papers business exporting significant volumes at low prices. Market related machine downtime has also been taken where product cannot be sold at a positive cash contribution. Following manufacturing initiatives, some domestic volume recovery is underway.

An extensive review of the current and future sack paper market has been undertaken combined with Australian Paper's manufacturing capability in this area. To meet the expected market requirements, a major upgrade of the sack paper machine, Maryvale 1, is being undertaken at a cost of $32 million. The upgrade, which is complementary to the semi-extensible sack unit installed last year, will result in the production of sack kraft with quality characteristics in the top quartile globally. The enhanced quality characteristics are aimed to regain leadership in the Australian sack paper market and enhance competitiveness in exports. The upgrade project is expected to be completed by October 2005. This is a more comprehensive solution than originally indicated.

PaperlinX is committed to manufacturing market competitive packaging papers for the Australasian market. Our manufacturing capabilities as well as potential market opportunities are continually being reviewed. Manufacturing capabilities will be enhanced as necessary to ensure leadership in the supply of high performance packaging papers and to meet opportunities as they arise.

PaperlinX

CORPORATE & OTHER

		12 mnths Jun 04	12 mnths Jun 03
Sales Revenue	$m	100.5	110.1
Operating Profit before Interest & Tax	$m	(24.2)	(23.4)

Corporate and other includes the stationery and envelopes business as well as the corporate expenses of PaperlinX.

The stationery and envelopes business was impacted by lower selling prices and a highly competitive environment, resulting in a 25% reduction in profitability. The strengthening of the Australian dollar was the major influence as our Australian manufactured stationery largely competes against imported products. Excess Australian manufacturing capacity in the envelopes sector resulted in a highly competitive environment.

Corporate costs included a profit of $4.5 million on the sale and lease back of a warehouse complex in Melbourne. The complex was included in the acquisition of Spicers Paper in 2001. The sale is consistent with PaperlinX's philosophy of leasing distribution warehouses. This was the last Australian owned warehouse within the group.

Other Corporate costs increased slightly during the year reflecting the larger PaperlinX group following the acquisition of BPMD. Benefits were achieved from the outsourcing of the Australian information technology infrastructure support to Hewlett Packard.

FINANCIAL POSITION

As previously reported, PaperlinX acquired BPMD effective 1 November 2003 at a cost of €667 million, including costs, on a debt/cash free basis. A summary of the transaction is as follows:

Payment to Buhrmann NV & Minorities		€648m
Transaction costs		19m
Total Cost		667m
Represented by:		
Net assets		598m
Intangibles	- brands	15m
	- goodwill	54m

PaperlinX

The acquisition agreement included the potential for a payment of deferred consideration based on earnings for the 2003 calendar year. No deferred consideration was payable. The value of one property acquired as part of the acquisition is in dispute and is being determined by arbitration. The maximum potential exposure is €7.5 million.

As part of the funding of the acquisition, PaperlinX:

- In June 2003 issued 53.6 million shares in an institutional placement
- In September 2003 issued 33.5 million shares through a Share Purchase Plan to existing shareholders
- In December 2003 increased its multicurrency bank debt facility from USD400 million to USD700 million
- In February 2004 undertook a United States Private Placement of the equivalent of USD250 million comprising 10 and 15 year notes at fixed interest rates.

As a result of these funding steps, PaperlinX now has an appropriate mix of long, medium and short term debt and is at the lower end of its target debt to equity range.

Capital expenditure for the year (excluding acquisitions) was $55 million, which was below the depreciation level of $93 million. A number of strategic projects are being developed and reviewed which generate returns in line with our targets, including the upgrade of Maryvale 1 machine. These projects will influence the level of capital expenditure over the next three years which is expected to exceed the depreciation expense.

Working capital (adjusted for acquisitions) reduced again this year due to the continued proactive management of this key area. On a comparable basis, a reduction of 10% was achieved.

Net operating cash flow from operations was strong at $403 million, reflecting the positive impact of the focus on working capital management and the cash generation from the businesses

At 30 June 2004, PaperlinX has a solid balance sheet with all ratios within target ranges.

The PaperlinX group statements of Financial Position and Financial Performance are as follows:

STATEMENT OF FINANCIAL POSITION

		PAPERLINX LIMITED AND CONTROLLED ENTITIES	
		June 2004	June 2003
Current Assets	$m	2,999.6	1,606.9
Non current assets	$m	1,780.5	1,371.9
Total Assets	$m	4,780.1	2,978.8
Current Liabilities	$m	1,341.1	566.6
Non Current Liabilities	$m	1,625.7	766.0
Total Liabilities	$m	2,966.8	1,332.6
Shareholders Equity	$m	1,813.3	1,646.2
Key Balance Sheet Ratios			
Net Debt	$m	1,033.1	144.4
Net debt to net debt and shareholders equity	%	36.3	8.1
Net debt to shareholders equity	%	57.0	8.8
Net tangible assets per share	$	3.15	3.30

STATEMENT OF FINANCIAL PERFORMANCE

	PAPERLINX LIMITED AND CONTROLLED ENTITIES 12 months ended 30 June	
	2004	2003
		$m
SALES REVENUE	6,211.6	3,617.8
Operating Profit from Ordinary Activities before depreciation, amortisation, interest and income tax	300.7	313.2
Depreciation and amortisation	(111.0)	(82.3)
Operating Profit from Ordinary Activities before interest and income tax	189.7	230.9
Net Interest Expense	(48.5)	(40.5)
Operating profit from Ordinary Activities before income tax	141.2	190.4
Income tax expense on Operating profit	(32.5)	(58.3)
Outside Equity Interests	(0.2)	
OPERATING PROFIT	108.5	132.1

RETURN ON AVERAGE FUNDS EMPLOYED (2)

	12 mnths Jun 04	12 mnths Jun 03
Merchanting*	10.1 (1)	11.1
Australian Paper*	5.8	14.7
PaperlinX Group	7.5	12.3

* before allocation of corporate overheads

(1) excluding Buhrmann paper merchanting division 12.0%

(2) EBIT / average funds employed

PaperlinX

OUTLOOK

Globally there are indications of a higher level of demand for paper products leading to reduced excess supply. In recent months some product segments have experienced tight supply. In many geographic regions and many product segments, paper manufacturers have either implemented or announced paper selling price increases partially recouping reductions experienced in the 2003/4 year. However there are also regions and products where paper selling prices and market conditions continue to be under pressure.

Generally, economic data in most major regions has been encouraging, especially the recent jobs growth and lift in advertising pages in the USA. The question that remains is whether these recent indications of economic growth, increases in paper demand and reduction in excess supply will lead to a sustainable increase in demand and higher selling prices for printing papers.

In Australia, the exchange rate appears to have stabilised around USD0.70, a reduction from the January 2004 level of around USD0.80, but a significant increase from 18 months ago when it was at USD0.56. For our Australian manufacturing business, the exchange rate level is a major influence on profitability as are the international selling prices and excess supply levels.

Taking account of the overall factors affecting the businesses, the Company's current assessment of the outlook is as follows:

- Australian Paper is a unique, strategically solid business which we expect to achieve sound returns over the cycle. The business profitability declined in 2003/4 due to adverse currency and selling price impacts, with the major impact in the second half of the year. Based on the currency stabilising, selling price increases being achieved and the forecast market conditions, we believe the business should recover from the trough of the January - June 2004 earnings level, to deliver a full year result in 2004/05 similar to 2003/04.

  - For Australian Paper's Communication Papers business, a strengthening environment is expected in the current half year following the continued price erosion experienced last year, leading to improving results in the second half of 2004/5.

  - The Packaging Papers business is expected to continue at the 2003/4 levels while the upgrade of the Maryvale 1 machine is undertaken. The upgrade is targeted to be completed in the October to December quarter in 2005.

- On the basis of recently announced paper selling price increases and continued realisation of synergy benefits, the merchanting businesses look to a continuation of their improving performance especially in our major regions, being Europe, Australia and in North America. The full year contribution of BPMD will have a positive impact on the group's performance.

PaperlinX is focussed on achieving the maximum synergy benefits of its business structure, delivering the targeted acquisition returns, continuing to support our customer base, investing to strengthen our existing brands and businesses and developing opportunities to enhance the business. PaperlinX is driving to capitalise on the strengths of its people, products, businesses and unique position and continue to build on its solid foundation to deliver improving returns to its stakeholders.

END

For further information, please contact:

Mr Thomas P Park
Chief Executive Officer
PaperlinX Limited
Ph: +61 (3) 8540 2333

Mr Darryl Abotomey
Chief Financial Officer
PaperlinX Limited
Ph: +61 (3) 8540 2305
Mob: +61 (419) 838 059

Mr David Shirer
Executive General Manager
Corporate Affairs
PaperlinX Limited
Ph: +61 (3) 8540 2302
Ph: +61 (407) 512 521

82-5061

PAPERLINX LIMITED

Preliminary Final Report given to ASX under Listing Rule 4.3A.

Rules 4.3A

Appendix 4E

Preliminary Final Report

Introduced 1/1/2003

Name of entity

PAPERLINX LIMITED

ABN	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/financial year ended ('current period')
70 005 146 350		X	30 JUNE 2004

Results for announcement to the market

Extracts from this report for announcement to the market (see note 1).

				A$M
Revenues from sales of goods	up	71.7%	to	6,211.6
Revenues from ordinary activities *(item 1.1)*	up	72.1%	to	6,263.3
Profit (loss) from ordinary activities after tax attributable to members (*item 1.22*)	down	17.9%	to	108.5
Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d)*)		-		-
Net profit (loss) for the period attributable to members *(item 1.11)*	down	17.9%	to	108.5

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* This dividend was declared at the date of this report. This dividend has not been provided for in the accounts as at 30 June 2004.	14.0¢	Nil¢
Interim dividend	13.5¢	Nil¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	14.0¢	7.0¢

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*: 10 September 2004

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Refer attached news release

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

+ See chapter 19 for defined terms.

Consolidated statement of financial performance

		Current period – A$M	Previous corresponding period - A$M
1.1	Revenues from ordinary activities *(see items 1.23 -1.25)*		
	• From operating activities	6,224.5	3,628.1
	• From outside operating activities	38.8	11.1
		6,263.3	3,639.2
1.2	Expenses from ordinary activities (*see items 1.26 & 1.27)*	(6,068.0)	(3,403.8)
1.3	Borrowing costs	(54.1)	(45.0)
1.4	Share of net profits (losses) of associates	-	-
1.5	**Profit (loss) from ordinary activities before tax**	**141.2**	**190.4**
1.6	Income tax on ordinary activities *(see note 4)*	(32.5)	(58.3)
1.7	***Profit (loss) from ordinary activities after* tax**	**108.7**	**132.1**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	-	-
1.9	**Net profit (loss)**	**108.7**	**132.1**
1.10	Net profit (loss) attributable to outside +equity interests	(0.2)	-
1.11	**Net profit (loss) for the period attributable to members**	**108.5**	**132.1**
Non-owner transaction changes in equity			
1.12	Increase (decrease) in revaluation reserves	-	-
1.13	Net exchange differences recognised in equity	27.5	(49.9)
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)	-	-
1.15	Adjustments on initial adoption of Accounting Standards		
	• Revised AASB1028 Employee Benefits	-	(1.0)
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	27.5	(50.9)
1.17	**Total changes in equity not resulting from transactions with owners as owners**	**136.0**	**81.2**

Earnings per security (EPS)		Current period	Previous corresponding period
1.18	Basic EPS	24.7	36.9
1.19	Diluted EPS	24.5	36.6

+ See chapter 19 for defined terms.

Notes to the consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period – A$M	Previous corresponding period – A$M
1.20	Profit (loss) from ordinary activities after tax (*item 1.7*)	108.7	132.1
1.21	Less (plus) outside +equity interests	(0.2)	-
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**108.5**	**132.1**

Revenue and expenses from ordinary activities

(see note 15)

		Current period – A$M	Previous corresponding period – A$M
1.23	Revenue from sales or services	Refer Below	Refer Below
1.24	Interest revenue	Refer Below	Refer Below
1.25	Other relevant revenue	Refer Below	Refer Below
1.26	Details of relevant expenses	Refer Below	Refer Below
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*	93.5	66.7
Capitalised outlays			
1.28	Interest costs capitalised in asset values	-	-
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	-	-
Borrowing costs			
1.30	Interest expense	51.9	42.7
1.31	Other borrowing costs	2.2	2.3
1.32	**Borrowing costs**	**54.1**	**45.0**

+ See chapter 19 for defined terms.

		CONSOLIDATED 2004 $m	2003 $m
1.23 – 1.26	**REVENUES AND EXPENSES FROM ORDINARY ACTIVITIES**		
1.23	**Revenue from operating activities**		
	Sales of goods	6,211.6	3,617.8
	Rendering of services:		
	• Commissions	12.9	10.3
Sub-total – Revenue from Operating Activities		6,224.5	3,628.1
1.24 & 1.25	**Revenue from outside operating activities**		
	Insurance proceeds	0.1	5.2
	Rent Received	0.9	0.9
	Other Sundry Revenues	0.2	0.1
		1.2	6.2
	Net foreign exchange gains	0.8	0.6
	Interest received:		
	• Other	3.4	2.2
	Dividends received:		
	• Other	0.3	0.3
	Proceeds on disposal of		
	• Non-current assets	33.1	1.8
	• Businesses and controlled entities	-	-
		37.6	4.9
Sub-total – Revenue from outside operating activities		38.8	11.1
	TOTAL REVENUE FROM ORDINARY ACTIVITIES	**6,263.3**	**3,639.2**

+ See chapter 19 for defined terms.

		CONSOLIDATED	
		2004 $m	2003 $m
1.26	**EXPENSES FROM ORDINARY ACTIVITIES**		
	Cost of Sales	(4,982.5)	(2,853.2)
	Distribution and Warehousing expenses	(326.8)	(248.3)
	Sales and Marketing expenses	(368.8)	(127.0)
	General and Administration expenses (1)	(387.4)	(173.2)
	Research and Development expenses	(2.5)	(2.1)
	TOTAL EXPENSES FROM ORDINARY ACTIVITIES	**(6,068.0)**	**(3,403.8)**

(1) Included in general and administration expenses is the book value of non-current assets disposed of and the book value of businesses and controlled entities disposed of $23.6 million (2003 $1.9 million).

Consolidated retained profits

		Current period – A$M	Previous corresponding period - A$M
1.30	Retained profits (accumulated losses) at the beginning of the financial period	142.2	59.6
1.31	Net profit (loss) attributable to members *(item 1.11)*	108.5	132.1
1.32	Net transfers from (to) reserves *(details if material)* • Asset Revaluation Reserve	8.8	-
1.33	Net effect of changes in accounting policies	-	44.2
1.34	Dividends and other equity distributions paid or payable	(122.5)	(93.7)
1.35	**Retained profits (accumulated losses) at end of financial period**	**137.0**	**142.2**

+ See chapter 19 for defined terms.

Intangible and extraordinary items

		Consolidated – current period			
		Before tax A$M (a)	Related tax A$M (b)	Related outside +equity interests A$M (c)	Amount (after tax) attributable to members A$M (d)
2.1	Amortisation of goodwill	17.5	-	-	17.5
2.2	Amortisation of other intangibles	-	-	-	-
2.3	**Total amortisation of intangibles**	**17.5**	**-**	**-**	**17.5**
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	**-**	**-**	**-**	**-**

Comparison of half year profits

(Preliminary final report only)

		Current year – A$M	Previous year – A$M
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	53.0	71.5
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	55.5	60.6
	Total for year	**108.5**	**132.1**

+ See chapter 19 for defined terms.

Consolidated statement of financial position		At end of current period A$M	As shown in last annual report A$M	As in last half yearly report A$M
	Current assets			
4.1	Cash assets	448.6	452.0	275.2
4.2	Receivables	1,670.2	626.6	1,657.1
4.3	Investments	-	-	-
4.4	Inventories	880.8	528.3	864.4
4.5	Current tax assets	-	-	-
4.6	Other	-	-	-
4.7	**Total current assets**	**2,999.6**	**1,606.9**	**2,796.7**
	Non-current assets			
4.8	Receivables	11.9	2.4	10.5
4.9	Investments (equity accounted)	-	-	-
4.10	Other financial assets	20.2	2.0	14.3
4.11	Inventories	-	-	-
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*	-	-	-
4.13	Development properties	-	-	-
4.14	Other property, plant and equipment (net)	1,343.4	1,079.5	1,349.8
4.15	Intangibles (net)	364.4	247.8	333.2
4.16	Deferred tax assets	40.6	40.2	40.0
4.17	Other	-	-	-
4.18	**Total non-current assets**	**1,780.5**	**1,371.9**	**1,747.8**
4.19	**Total assets**	**4,780.1**	**2,978.8**	**4,544.5**
	Current liabilities			
4.20	Payables	1,153.5	462.0	1,051.4
4.21	Interest bearing liabilities	81.7	43.3	57.0
4.22	Current tax liabilities	16.1	12.1	7.7
4.23	Provisions exc. tax liabilities	89.8	49.2	96.1
4.24	Other	-	-	-
4.25	**Total current liabilities**	**1,341.1**	**566.6**	**1,212.2**
	Non-current liabilities			
4.26	Payables	0.8	20.6	15.3
4.27	Interest bearing liabilities	1,400.0	553.1	1,348.8
4.28	Deferred tax liabilities	171.6	154.5	168.0
4.29	Provisions exc. tax liabilities	53.3	37.8	38.4
4.30	Other	-	-	-
4.31	**Total non-current liabilities**	**1,625.7**	**766.0**	**1,570.5**
4.32	**Total liabilities**	**2,966.8**	**1,332.6**	**2,782.7**
4.33	**Net assets**	**1,813.3**	**1,646.2**	**1,761.8**

+ See chapter 19 for defined terms.

Consolidated statement of financial position (cont)		At end of current period A$M	As shown in last annual report A$M	As in last half yearly report A$M
	Equity			
4.34	Capital/contributed equity	1,693.8	1,541.3	1,694.3
4.35	Reserves	(18.7)	(37.4)	(67.3)
4.36	Retained profits (accumulated losses)	137.0	142.2	132.8
4.37	**Equity attributable to members of the parent entity**	**1,812.1**	**1,646.1**	**1,759.8**
4.38	Outside +equity interests in controlled entities	1.2	0.1	2.0
4.39	**Total equity**	**1,813.3**	**1,646.2**	**1,761.8**
4.40	Preference capital included as part of 4.37	-	-	-

Notes to the consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period A$M	Previous corresponding period – A$M
5.1	Opening balance	N/A	N/A
5.2	Expenditure incurred during current period	N/A	N/A
5.3	Expenditure written off during current period	N/A	N/A
5.4	Acquisitions, disposals, revaluation increments, etc.	N/A	N/A
5.5	Expenditure transferred to Development Properties	N/A	N/A
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	**N/A**	**N/A**

+ See chapter 19 for defined terms.

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period A$M	Previous corresponding period – A$M
6.1	Opening balance	N/A	N/A
6.2	Expenditure incurred during current period	N/A	N/A
6.3	Expenditure transferred from exploration and evaluation	N/A	N/A
6.4	Expenditure written off during current period	N/A	N/A
6.5	Acquisitions, disposals, revaluation increments, etc.	N/A	N/A
6.6	Expenditure transferred to mine properties	N/A	N/A
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*	**N/A**	**N/A**

+ See chapter 19 for defined terms.

Consolidated statement of cash flows

		Current period A$M	Previous corresponding period – A$M
	Cash flows related to operating activities		
7.1	Receipts from customers	6,164.5	3,661.6
7.2	Payments to suppliers and employees	(5,713.2)	(3,358.5)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	0.3	0.3
7.5	Interest and other items of similar nature received	3.1	2.2
7.6	Interest and other costs of finance paid	(43.4)	(43.9)
7.7	Income taxes paid	(22.7)	(44.2)
7.8	Other (provide details if material)	14.1	16.5
7.9	**Net operating cash flows**	**402.7**	**234.0**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(54.7)	(64.4)
7.11	Proceeds from sale of property, plant and equipment	14.9	3.1
7.12 (1)	Payment for purchases of equity investments	-	(0.5)
7.12 (2)	Payment for purchases of controlled entities and assets (net of cash and bank overdraft acquired)	(1,122.7)	(327.2)
7.13 (1)	Proceeds from sale of equity investments	-	-
7.13 (2)	Proceeds from sale of controlled entities and assets	-	-
7.14	Loans to other entities	-	-
7.15	Loans (advanced to)/repaid by other persons	1.2	3.0
7.16	Other (provide details if material)	-	-
7.17	**Net investing cash flows**	**(1,161.3)**	**(386.0)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	151.0	415.0
7.18 (1)	Share Issue Expenses	(1.9)	(4.1)
7.18 (2)	Share Buy-back	-	(8.8)
7.19	Proceeds from borrowings	2,212.4	705.6
7.20	Repayment of borrowings	(1,464.3)	(525.7)
7.21	Dividends paid	(122.2)	(93.3)
7.22 (1)	Other - Loans (repaid to)/received from other persons	(0.6)	0.5
7.22 (2)	Other – Principal lease repayments	(0.2)	(0.2)
7.23	**Net financing cash flows**	**774.2**	**489.0**
7.24	**Net increase (decrease) in cash held**	**15.6**	**337.0**
7.25 (1)	Cash at beginning of period *(see Reconciliation of cash)*	452.0	107.8
7.26	Exchange rate adjustments to item 7.25.	(22.6)	7.2
7.27	**Cash at end of period** *(see Reconciliation of cash)*	**445.0**	**452.0**

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

N/A

Reconciliation of cash

+ See chapter 19 for defined terms.

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period A$M	Previous corresponding Period – A$M
8.1 Cash on hand and at bank	363.1	153.6
8.2 Deposits at call	85.5	298.4
8.3 Bank overdraft	(3.6)	-
8.4 Other (provide details)	-	-
8.5 Total cash at end of period *(item 7.27)*	**445.0**	**452.0**

Other notes to the financial statements

Ratios	Current period	Previous corresponding period
9.1 **Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	2.3%	5.2%
9.2 **Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.37*)	6.0%	8.0%

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

	Current period	Previous corresponding period
10.1 Calculation of the following in accordance with *AASB 1027: Earnings per Share*		
a) Basic EPS	24.7¢	36.9¢
b) Diluted EPS (if materially different from the Basic EPS)	24.5¢	36.6¢
c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	439.9m	358.3m
d) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Diluted EPS	442.2m	360.7m

NTA backing *(see note 7)*	Current period	Previous corresponding period
11.1 Net tangible asset backing per +ordinary security	$3.15	$3.30

Discontinuing Operations

+ See chapter 19 for defined terms.

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

N/A

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	Paper Merchanting Division of Buhrmann NV Group
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	A$32.3m
13.3	Date from which such profit has been calculated	1 November 2003
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	N/A

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	NIL
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	N/A
14.3	Date to which the profit (loss) in item 14.2 has been calculated	N/A
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	N/A
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	N/A

Dividends (in the case of a trust, distributions)

15.1	(1) Date the final dividend (distribution) is payable	30 September 2004
	(2) Date the interim dividend was paid	7 April 2004

+ See chapter 19 for defined terms.

15.2 +Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	10 September 2004
15.3 If it is a final dividend, has it been declared? *(Preliminary final report only)*	Yes

Amount per security

		Amount per security	Franked amount per security at applicable tax (see note 4)	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year (30% tax rate) - not provided for at 30 June	14.0¢	Nil¢	Nil¢
15.5	Previous year (30% tax rate)	14.0¢	7.0¢	Nil¢
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year (30% tax rate) - not provided for at 31 December	13.5¢	Nil¢	N/A
15.7	Previous year (30% tax rate)	13.5¢	9.5¢	N/A

Total dividend (distribution) per security (interim *plus* final)
(Preliminary final report only)

	Current year	Previous year
15.8 +Ordinary securities	27.5¢	27.5¢
15.9 Preference +securities	Nil¢	Nil¢

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

	Current period A$M	Previous corresponding period – A$M
15.10 +Ordinary securities *(each class separately)*		
• Interim Dividend	60.2	48.5
• Final Dividend (none provided for at 30 June)	-	-
Preference +securities *(each class separately)*	-	-
15.12 Other equity instruments *(each class separately)*	-	-
15.13 Total	**60.2**	**48.5**

+ See chapter 19 for defined terms.

The +dividend or distribution plans shown below are in operation.

N/A

The last date(s) for receipt of election notices for the +dividend or distribution plans	N/A

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

N/A

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period A$M	Previous corresponding period – A$M
16.1 Profit (loss) from ordinary activities before tax	N/A	N/A
16.2 Income tax on ordinary activities	N/A	N/A
16.3 Profit (loss) from ordinary activities after tax	N/A	N/A
16.4 (1) Extraordinary items net of tax	-	-
(2) Unrealised profit in inventory adjustment	N/A	N/A
16.5 Net profit (loss)	N/A	N/A
16.6 Adjustments	N/A	N/A
16.7 Share of net profit (loss) of associates and joint venture entities	N/A	N/A

+ See chapter 19 for defined terms.

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period A$M	Previous corresponding period – A$M
Nil	-	-	-	-
17.2 Total	-	-	-	-

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current period	Previous corresponding period	Current period A$M	Previous corresponding period – A$M
17.3 Other material interests NIL				
17.4 Total	-	-	-	-

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*	N/A	N/A	N/A	N/A
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	N/A N/A	N/A N/A	N/A N/A	N/A N/A
18.3	**+Ordinary securities**	446,066,609			
18.4	Changes during current period (a) Increases through Employee Share Purchase Plan Issues	690,560	690,560	$2.46	$2.46
	– Exercise of Options	135,000	135,000	$3.13	$3.13
	– Exercise of Options	37,500	37,500	$3.32	$3.32
	– Exercise of Options	50,000	50,000	$3.50	$3.50
	– Exercise of Options	18,700	18,700	$4.12	$4.12
	– Exercise of Options	175,000	175,000	$4.18	$4.18
	(b) Increase through former Managing Director's long term incentive plan	85,831	85,831	-	-
	(c) Increase pursuant to a share purchase plan as part of funding for the acquisition of the Paper Merchanting Division of Buhrmann NV Group	33,510,860	33,510,860	$4.46	$4.46
	(d) Decreases through returns of capital, buybacks	-	-	-	-
18.5	**+Convertible debt securities** *(description and conversion factor)*	N/A	N/A	N/A	N/A
18.6	Changes during current period (a) Increases through Employee Share Plan Issues (b) Decreases through securities matured, converted	N/A N/A	N/A N/A	N/A N/A	N/A N/A

+ See chapter 19 for defined terms.

		Total number	Number quoted	Exercise price	Expiry Date (if any)
18.7	**Options** *(description and conversion factor)*	2,241,400			
18.8	Issued during current period	150,000	Nil	$4.64	N/A
18.9	Exercised during current period	135,000	Nil	$3.13	N/A
		37,500	Nil	$3.32	N/A
		50,000	Nil	$3.50	N/A
		18,700	Nil	$4.12	N/A
		175,000	Nil	$4.18	N/A
18.10	Expired during current period	15,000	Nil		
18.11	**Debentures** *(description)*				
18.12	Changes during current period				
	(a) Increases through issues	N/A	N/A		
	(b) Decreases through securities matured, converted	N/A	N/A		
18.13	**Unsecured notes** *(description)*				
18.14	Changes during current period				
	(a) Increases through issues	N/A	N/A		
	(b) Decreases through securities matured, converted	N/A	N/A		

+ See chapter 19 for defined terms.

Segment Reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

BUSINESS SEGMENTS

The consolidated entity comprises the following main business segments, based on the consolidated entity's management reporting system.

Segment	Description of Operations
Merchanting and Paper Trading	International paper merchant and paper trader supplying the printing and publishing industry and office supplies
Communication Papers	Manufacture of office papers, graphic papers, converting papers and other speciality and coated papers
Packaging Papers	Manufacture of high performance packaging papers and industrial papers. Products include kraftliners, sack kraft and light weight bag and industrial papers, sold predominantly to converting customers
Corporate and Other	Includes stationery and envelope businesses and corporate costs

GEOGRAPHIC SEGMENTS

The consolidated entity comprises the following main geographic segments. In presenting the information on the basis of geographic segments, segment sales is based on geographic location of customers. Segment assets are based on the geographic location of the assets.

Segment	Description of Operations
Australia and New Zealand	Manufacture of communication papers and packaging papers, paper merchanting and paper trading
North America	Paper merchanting and paper trading
Europe	Paper merchanting and paper trading
Asia	Paper merchanting and paper trading

+ See chapter 19 for defined terms.

	CONSOLIDATED				
	SEGMENT RESULT (3)	SEGMENT SALES	SEGMENT OTHER REVENUE (4)	TOTAL SEGMENT REVENUE	SEGMENTS ASSETS
	$m	$m	$m	$m	$m
SEGMENT REPORTING					
For the year ended 30 June 2004					
BUSINESS SEGMENTS					
Merchanting & Paper Trading	147.5	5,620.4	10.3	5,630.7	3,410.6
Communication Papers	44.8	714.7	2.8	717.5	872.5
Packaging Papers	21.6	254.2	-	254.2	313.9
Corporate and Other	(24.2)	100.5	1.0	101.5	142.5
Profit before net interest, and income tax	189.7				
Net interest (1)	(48.5)				
Profit before income tax	141.2				
Income tax expense	(32.5)				
Profit after income tax expense	108.7				
Net profit attributable to outside equity interests	(0.2)				
Inter-segment sales (2)		(478.2)		(478.2)	
Unallocated revenue (4)			37.6	37.6	
Unallocated assets (deferred tax balances)					40.6
	108.5	6,211.6	51.7	6,263.3	4,780.1

+ See chapter 19 for defined terms.

SEGMENT REPORTING (cont'd)

	CONSOLIDATED				
	SEGMENT RESULT (3)	SEGMENT SALES	SEGMENT OTHER REVENUE (4)	TOTAL SEGMENT REVENUE	SEGMENTS ASSETS
	$m	$m	$m	$m	$m
SEGMENT REPORTING					
For the year ended 30 June 2003					
BUSINESS SEGMENTS					
Merchanting & Paper Trading	92.0	2,966.8	6.8	2,973.6	1,361.1
Communication Papers	108.4	787.5	2.1	789.6	894.4
Packaging Papers	53.9	275.6	2.9	278.5	296.5
Corporate and Other	(23.4)	110.1	4.7	114.8	386.6
Profit before net interest, and income tax	230.9				
Net interest (1)	(40.5)				
Profit before income tax	190.4				
Income tax expense	(58.3)				
Profit after income tax expense	132.1				
Net profit attributable to outside equity interests	-				
Inter-segment sales (2)		(522.2)		(522.2)	
Unallocated revenue (4)			4.9	4.9	
Unallocated assets (deferred tax balances)					40.2
	132.1	3,617.8	21.4	3,639.2	2,978.8

+ See chapter 19 for defined terms.

SEGMENT REPORTING (cont'd)

SEGMENT REPORTING

For the year ended 30 June 2004

	CONSOLIDATED			
	SEGMENT SALES	SEGMENT OTHER REVENUE (4)	TOTAL SEGMENT REVENUE	SEGMENT ASSETS
	$m	$m	$m	$m
GEOGRAPHIC SEGMENTS				
Australia and New Zealand	1,520.4	11.9	1,532.3	1,774.9
North America	904.6	-	904.6	421.9
Europe	3,622.2	0.6	3,622.8	2,483.7
Asia	164.4	1.6	166.0	59.0
Unallocated revenue (4)		37.6	37.6	
Unallocated assets (deferred tax assets)				40.6
	6,211.6	51.7	6,263.3	4,780.1

SEGMENT REPORTING

For the year ended 30 June 2003

	CONSOLIDATED			
	SEGMENT SALES	SEGMENT OTHER REVENUE (4)	TOTAL SEGMENT REVENUE	SEGMENT ASSETS
	$m	$m	$m	$m
GEOGRAPHIC SEGMENTS				
Australia and New Zealand	1,642.8	14.9	1,657.7	2,053.5
North America	964.2	0.1	964.3	366.6
Europe	890.3	-	890.3	467.7
Asia	120.5	1.5	122.0	50.8
Unallocated revenue (4)		4.9	4.9	
Unallocated assets (deferred tax assets)				40.2
	3,617.8	21.4	3,639.2	2,978.8

+ See chapter 19 for defined terms.

SEGMENT REPORTING (cont'd)

	CONSOLIDATED			
	DEPRECIATION & AMORTISATION	NON CASH EXPENSES (5)	ACQUISITION OF NON CURRENT ASSETS (6)	SEGMENT LIABILITIES
SEGMENT REPORTING	$m	$m	$m	$m
For the year ended 30 June 2004				
BUSINESS SEGMENTS				
Merchanting & Paper Trading	51.3	23.9	424.7	1,102.4
Communication Papers	35.4	10.1	16.4	109.1
Packaging Papers	12.7	3.6	5.9	39.2
Corporate and Other	11.6	(0.7)	30.5	46.7
Unallocated liabilities (7)				1,669.4
	111.0	36.9	477.5	2,966.8

	CONSOLIDATED			
	DEPRECIATION & AMORTISATION	NON CASH EXPENSES (5)	ACQUISITION OF NON CURRENT ASSETS (6)	SEGMENT LIABILITIES
SEGMENT REPORTING	$m	$m	$m	$m
For the year ended 30 June 2003				
BUSINESS SEGMENTS				
Merchanting & Paper Trading	28.7	12.5	149.3	380.7
Communication Papers	31.7	9.0	17.2	88.4
Packaging Papers	16.3	2.4	5.7	57.0
Corporate and Other	5.6	0.3	26.1	43.5
Unallocated liabilities (7)				763.0
	82.3	24.2	198.3	1,332.6

+ See chapter 19 for defined terms.

SEGMENT REPORTING (cont'd)

Notes

(1) Interest is not allocated internally to the segments but held centrally.

(2) Inter-segment sales comprise sales of paper, which are priced on an arm's length basis.

(3) Profit before net interest and income tax.

	2004 $m	2003 $m
(4) Segment other revenue allocated comprises:		
Rendering of services – commission	12.9	10.3
Other revenue from outside operating activities	1.2	6.2
	14.1	16.5
Segment other revenue unallocated comprises:		
Other revenue from outside operating activities	37.6	4.9
	51.7	21.4

(5) The non cash expenses above comprise the following items:

	2004 $m	2003 $m
• Provisions charge	45.7	24.3
• Net (profit)/loss on disposal of property, plant and equipment	(9.5)	0.1
• Net (profit)/loss on disposal of controlled entities and businesses	-	-
• Other non cash items	0.7	(0.2)
	36.9	24.2

(6) The acquisition of non current assets above comprises the following items:

	2004 $m	2003 $m
• Addition of property, plant and equipment	56.7	56.8
• Goodwill acquired on acquisition of controlled entities	91.5	112.9
• Brands acquired on acquisition of controlled entities	25.4	-
• Property, plant and equipment acquired on acquisition of controlled entities	303.9	28.6
	477.5	198.3

SEGMENT REPORTING (cont'd)

Notes (cont'd)

The segment reporting of the acquisition of non current assets by geographic region are as follows:

	2004 $m	2003 $m
• Australia and New Zealand	54.8	50.2
• North America	9.8	3.6
• Europe	412.2	144.4
• Asia	0.7	0.1
	477.5	198.3

(7) The unallocated segment liabilities comprise the following items:

	2004 $m	2003 $m
• Current interest bearing liabilities	81.7	43.3
• Current tax liabilities	16.1	12.1
• Non current interest bearing liabilities	1,400.0	553.1
• Non current deferred tax	171.6	154.5
	1,669.4	763.0

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 Non-applicable (Interim report only).

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

Refer attached news release

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

Refer attached news release

+ See chapter 19 for defined terms.

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

The balance of the consolidated franking account as at 30 June 2004 was $2.2 million (2003 $8.1 million). After taking into account the estimated income tax payable /(refund) as at year end, the balance of the franking account is estimated to be $Nil (2003 $6.4 million).

The balance of the franking account, as referred to above, is stated at a 30% tax rate.

Under the Tax Consolidation legislation, a tax consolidated group is required to keep a single franking account. On the basis that it is highly probable that the Company and its Australian wholly owned subsidiaries will enter the tax consolidation regime from 1 July 2003, the amount of franking credits available to shareholders disclosed at 30 June 2004 has been measured under the new legislation as those available from the tax consolidated group. There is no overall impact on the group of the charge to maintaining a single franking account.

PaperlinX Limited has declared an unfranked dividend, at the date of this report, on ordinary shares payable 30 September 2004 of 14.0 cents per share. This dividend has not been provided for in the accounts as at 30 June 2004.

It is expected that the interim dividend in respect of the year ending 30 June 2005 will be unfranked.

+ See chapter 19 for defined terms.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting*. Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

Not applicable

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

Not applicable

19.6 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

The major decrease in contingent liabilities since the last annual report relates to a bank guarantee for GBP 10.0 million issued in relation to the purchase of The Paper Company Ltd (formerly Bunzl Fine Paper Ltd). The guarantee expired on 1 July 2003, after the required cash settlement was made.

19.8 International Financial Reporting Standards (IFRS)

The Board has established a formal project, monitored by a steering committee, to achieve transition to IFRS reporting, beginning with the half-year ended 31 December 2005.

To date, the company has identified the following potential impacts arising on the adoption of IFRS:

- non amortisation of goodwill which will increase reported earnings
- impairment testing for all non-current assets based on identified cash generating units (including property, plant, equipment, goodwill and brand names) which potentially could decrease reported earnings in certain circumstances
- financial instruments, in certain circumstances are required to be marked to market at fair value and recorded in the profit and loss, which potentially could increase or decrease reported earnings
- equity based compensation arrangements that are required to be valued and included in the profit and loss will decrease reported earnings
- the movements in the surplus/deficit of defined benefit superannuation plans is required to be included in the profit and loss. The calculation of the surplus/deficit in the plan will in part depend upon the performance of the equity based instruments invested therein, which can either increase or decrease reported earnings

To date the company has not quantified the financial impact of the items discussed above.

+ See chapter 19 for defined terms.

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	Not applicable
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	Not applicable

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	Melbourne Exhibition & Convention Centre John Batman Theatre, Level 3 Spencer Street Melbourne
Date	26 October 2004
Time	11.00 am
Approximate date the +annual report will be available	21 September 2004

+ See chapter 19 for defined terms.

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used	Not applicable

2 This report, and the accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

X	The +accounts have been audited.	☐	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.).*

6 The entity has a formally constituted audit committee.

Sign here: R F Hobson.............................. Date: 26 August 2004
(Company Secretary)

Print name: Richard Hobson

+ See chapter 19 for defined terms.

82-5061

PaperlinX

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

NEWS RELEASE

Wednesday, 11 August, 2004

PAPERLINX FULL YEAR RESULTS

PaperlinX Limited will be releasing its results for the year to 30 June, 2004 to the Australian Stock Exchange on 26 August, 2004.

A live webcast of the management presentation will be held at 2pm (AEST) on 26 August. If you wish to view the webcast you should go to the Company website www.paperlinx.com at least 15 minutes before the commencement of the webcast.

The presentation material to be used will be available on the same web site. An archive version of the webcast will be available on the web site shortly after completion.

For further information, please contact:

David Shirer
Executive General Manager
Corporate Affairs
PaperlinX Limited
Ph: + 61 (3) 8540 2302
Mob: + 61 (407) 512 521

PaperlinX

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

NEWS RELEASE

PRESS RELEASE

1 July 2004

EXECUTIVE RETIREMENT

PaperlinX announced today that, after 41 years with Spicers Paper and PaperlinX, Peter Waterworth has advised the Board he will retire as an Executive of PaperlinX and resign as a Director on 1 November 2004.

Peter was Managing Director of Spicers Paper Limited when PaperlinX acquired the business in 2001. He was then appointed a Director of PaperlinX and Chief Operating Officer Merchanting and Paper Trading.

Mr David Meiklejohn, Chairman of PaperlinX said, "Peter has made a substantial contribution to the establishment and growth of the PaperlinX Merchanting business. His achievements as a Director of the company and Chief Operating Officer of Merchanting have assisted greatly to the development of what is today the largest and only global fine paper merchant, with a clear strategy for future success. On behalf of the Board and the PaperlinX Executives, I thank Peter for his contribution and wish him a happy and productive retirement in the future."

As a result of this announcement, the businesses previously reporting to Peter will now report directly to PaperlinX Managing Director, Thomas Park. Commenting on today's announcement, Mr Park said, "Peter has been a valued and respected member of the senior management team of PaperlinX. We have strong management teams in our regional merchanting businesses, and the current changes in reporting lines are a logical extension of the development of our global paper merchanting platform."

For further information, please contact:

Mr David E Meiklejohn
Chairman
PaperlinX Limited
Ph: +61 (412) 318 641

Mr Thomas P Park
Chief Executive Officer
PaperlinX Limited
Ph: +61 (3) 8540 2333

Editors Note:
PaperlinX is the world's leading fine paper merchant, with businesses in Australia, New Zealand, Asia, North America and Europe. Through its Australian Paper division, it is also the only Australasian producer of high quality communication papers, and a major producer of high performance packaging and industrial papers.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

PaperlinX Limited

ABN

ABN 70 005 146 350

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$3.50
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued following the exercise of options by employee pursuant to the PaperlinX Employee Share/Option Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11 May 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	446,056,609	Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,255,400	Employee share options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 13 May, 2004
(Director/Company secretary)

Print name: Richard Hobson

== == == == ==

82-5061

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/04/2004

TIME: 15:59:47

TO: PAPERLINX LIMITED

FAX NO: 03-8540-2291

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B - Employee share option plan

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

PaperlinX Limited

ABN

ABN 70 005 146 350

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	25,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$4.18
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued following the exercise of options by employee pursuant to the PaperlinX Employee Share/Option Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	16 April 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	446,046,609	Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,265,400	Employee share options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 22 April, 2004
(Director/Company secretary)

Print name: Richard Hobson

== == == == ==

82-5061

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 17/03/2004

TIME: 17:07:39

TO: PAPERLINX LIMITED

FAX NO: 03-8540-2291

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Correction: Change of Registry address

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

82-5061

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 16/03/2004

TIME: 16:56:59

TO: PAPERLINX LIMITED

FAX NO: 03-8540-2291

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

CPU's ann: Change of Registered office address

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**